USEC
A Global Energy Company



Fueling the **Future.**
Making the World **Safer.**

ANNUAL REPORT 2003

1 9 countries. International sales account for over 35% of our revenue.





Europe

The European market is dominated by its two indigenous enrichers. Favorable exchange rate trends are improving USEC's prospects for new business in this market. New reactors are on order in Europe.

verful ore into the most efficient fuel for electric generation

FUEL FABRICATION

Enriched UF_6 is converted to uranium oxide and formed into small ceramic pellets. These pellets are loaded into metal tubes that form fuel assemblies, which are shipped to nuclear power plants.

NUCLEAR POWER PLANT

Using the energy created from nuclear fuel, these facilities generate about 16 percent of the world's electricity.

Spent fuel in the U.S. is stored on site pending placement in long-term storage at Yucca Mountain.

CONSUMERS

A broad array of consumers have come to rely on the steady, baseload electricity supplied by nuclear power plants that emit no greenhouse gases.



Our Global Customers— *USEC supplies 160 reactors i*



Asia

USEC provides over half of the supply of enriched uranium to the Asian market where USEC has strong relationships with nuclear utilities in Japan, South Korea, and Taiwan. Asia is the largest growth market for nuclear power with seven new nuclear plants under construction.

Americas

The U.S. nuclear fleet is the largest in the world and is USEC's largest market. U.S. utilities are investing in nuclear assets in support of license extensions and increases in power output. Several leading utilities are now considering construction of new nuclear power plants.

The Nuclear Fuel Cycle— *Converting a po*

MINING AND MILLING

Uranium is removed from the earth in the form of ore and then crushed and concentrated.

CONVERSION

Uranium is combined with fluorine gas to produce uranium hexaflouride (UF_6), a powder at room temperature and a gas when heated. UF_6 is next shipped to an enrichment plant.

ENRICHMENT

Process that increases the concentration of U^{235} atoms from its natural state of 0.7% to 3–5%, which is usable as fuel for commercial nuclear power reactors. USEC has the only enrichment operation in the United States.



Fueling the Future.
Making the World Safer.

USEC Inc. (NYSE: USU), a global energy company, is the world's leading supplier of enriched uranium fuel for commercial nuclear power plants. Total revenue in 2003 exceeded $1.4 billion.

USEC operates the only American uranium enrichment facility, which is located in Paducah, Kentucky. The Company is also demonstrating next-generation enrichment technology, the American Centrifuge, in Piketon, Ohio, with plans to operate a commercial plant there later this decade. Approximately half of USEC's low-enriched uranium is from recycled Russian nuclear warhead material, eliminating more than 8,000 nuclear warheads thus far. Nuclear power plants using this fuel generate about 10 percent of America's electricity.

Uranium enrichment is a key step in the production of nuclear fuel used around the globe to generate 16 percent of the world's electricity, and more reactors are being built today. Nuclear power is the clean-air answer to the growing demand for electricity, and USEC is leading the way.

2003 Highlights

- Revenue exceeded $1.4 billion. Gross profit improved by 79%.
- Total return to shareholders exceeded 50%, outperforming the Dow Jones Industrial Average, the S&P 500, and the NASDAQ composite index.
- Signed $2.1 billion in contracts for new sales through 2011.
- Increased customer backlog to $4.9 billion, or more than three years' worth of sales.
- Achieved all four American Centrifuge milestones on or ahead of schedule and accelerated the schedule for commercial plant by one year.
- Reduced production costs by 4% through safe, reliable and efficient operations at the Paducah, Kentucky plant.

Financial Highlights

Years Ended December 31	2003	2002*
(dollar amounts in millions, except per share data)		
Revenue	$1,460.3	$1,396.8
Gross Margin	11.3%	6.6%
Gross Profit	$ 165.1	$ 92.1
Net Income	$ 10.7	$ (3.3)
Earnings per share	$ .13	$ (.04)
Dividends per share	$ .55	$ .55
Dividend yield as of December 31	6.55%	9.14%
Net cash provided by operating activities	$ 144.9	$ 201.0
Debt to total capitalization	36%	35%

**Unaudited and restated to include revenue from government contracts. No resulting effect on net income.*

World Enrichment Sales


9%
17%
USEC
RUSSIA
FRANCE
EUROPEAN CONSORTIUM
OTHER

Letter to Shareholders

2003 was a year of substantial progress on many fronts: We increased gross profit by 79 percent as we lowered our costs. The Paducah plant turned in strong operations and improved efficiency. We accelerated the schedule for deploying our American Centrifuge technology by one full year. And our shareholders received a 51 percent total return on their investment. Clearly, 2003 was a year where we identified both challenges and opportunities, and then got the job done.

Building on the strategic foundation we established in recent years, USEC achieved a number of significant gains in 2003. We often advise investors that the nature of our business is long-term, and that is the best perspective for viewing our performance. Even so, the list of our accomplishments in 2003 sets the year apart:

- We are ahead of schedule in meeting our American Centrifuge milestones. This strong record gave us the confidence to accelerate the schedule by one year to build and operate our new state-of-the-art uranium enrichment facility. Recently, we received from the Nuclear Regulatory Commission a license that authorizes USEC to construct and operate our Demonstration Facility in Piketon, Ohio. We anticipate that the American Centrifuge will be the world's most efficient uranium enrichment technology. It will play a major role in supporting America's energy security and national security interests while providing a reliable competitive fuel source for the world's nuclear power plants.
- We increased our gross profit to $165 million through our consistent focus on managing production and purchase costs. We have established a clear record, year after year, of seeking out ways to reduce costs at our Paducah, Kentucky production plant, at our headquarters and in our purchase of recycled Russian nuclear material under the Megatons to Megawatts program.
- We optimized the efficient use of electricity at the Paducah plant, achieving our most economic performance in recent years. Recognizing that our electricity costs represents over 60 percent of our production budget, this efficiency achievement is vital to our commercial strength.
- We signed a record $2.1 billion in new uranium enrichment contracts and contract extensions by continuing to develop valuable long-term relationships with our customers. In obtaining these new commitments, we extended our order backlog to $4.9 billion for new sales through 2011.
- We continued to make the world safer through the historic Megatons to Megawatts nonproliferation program, which reached another milestone: nuclear material equal to 8,000 Russian warheads recycled into low-enriched uranium fuel for commercial nuclear power plants. This program, which is now 40 percent complete and is scheduled to operate through 2013, is vital for both energy security and national security.
- And last, but certainly not least, investors recognized this progress and valued our stock at higher prices. The 51 percent total return to shareholders (share price appreciation plus dividends paid) by USEC's stock handily beat the performance of the Dow Jones Industrial Average and the S&P 500 indices in 2003.

2003 Financial Performance

USEC earned $10.7 million in 2003, a substantial improvement from the net loss of $3.3 million in 2002, on revenue of $1.4 billion. Earnings in 2003, which reflect our substantial investment in the new American



The Six Principles of Management at USEC

1. Our priorities are safety, reliability and performance.
2. Do the right things, for the right reasons, the right way.
3. We identify our challenges, we say what we are going to do—and then we do it.
4. We are a team—we think and act that way. Teamwork is what defines us.
5. Be persistent, but also be patient.
6. We work hard for our shareholders, because we are shareholders.

Centrifuge technology, benefited from an improvement in gross margin—from 6.6 percent in 2002 to 11.3 percent last year. Two key factors were lower production costs at the Paducah plant and lower purchase costs under terms of a new pricing agreement for the Megatons to Megawatts program. Increased sales of natural uranium at higher prices and government contract work related to cold standby operations at the Piketon, Ohio plant also contributed to net income.

Our investment in the American Centrifuge enrichment technology totaled $42.8 million, or $24.4 million more than in 2002. Because these development costs are expensed, this key investment in the Company's future had the effect of reducing net income in 2003 by $26.5 million. We expect to begin capitalizing a portion of the cost of the commercial plant in 2004.

Accelerating the American Centrifuge

In January 2004, we selected Piketon, Ohio as the site for the American Centrifuge commercial plant. We evaluated two strong incentive packages from the states of Ohio and Kentucky. Ultimately, we found that the existing buildings at Piketon, coupled with an attractive incentive package and the absence of seismic issues made Ohio the right choice for the American Centrifuge commercial plant.

Looking forward, our American Centrifuge team has fabricated key centrifuge components and testing has begun in our facilities in Oak Ridge, Tennessee. Full-scale centrifuge machines will be tested later this year to support the American Centrifuge Demonstration Facility, which will begin operations in Piketon in 2005.

In parallel with these technical efforts, we are exploring various funding mechanisms for the commercial plant. We have full confidence that once we demonstrate the high efficiency and potential returns of our centrifuge technology, the financial markets and other potential partners will view the American Centrifuge as an attractive investment. We are investing today's profits in the American Centrifuge because we believe that it will position USEC as the global low-cost producer of low-enriched uranium, creating significant shareholder value over the longer term.

USEC's Strategic Strength—Our Employees

The record of success that we report to our shareholders in this Annual Report is the direct result of the effort and commitment of a very talented group of employees located in Bethesda, Maryland; Paducah, Kentucky; Piketon, Ohio; and Oak Ridge, Tennessee. This group of men and women brings a wealth of experience, energy and business acumen that helps USEC achieve both its near-term objectives and its strategic vision. Our employees continue to hold themselves to the highest ethical standards as they execute our business plans.

Creating Shareholder Value

Since USEC's inception in 1993, the hallmark of our corporate culture has been doing the right things, for the right reasons, the right way. That's one of our six principles of management at USEC. The success of this principle is illustrated by the recognition that we have received for superior corporate governance. Institutional Shareholder Services, a major advisor on proxy issues, determined that USEC's corporate governance practices were among the very best of the 3,000 largest public companies in the United States. This achievement provides a clear picture of USEC's culture: we believe superior corporate governance creates shareholder value.

We are very proud of our employees' accomplishments in 2003 and we remain committed to increasing the value of your investment in USEC. The sixth principle of management at USEC makes this our clear objective every day: We work hard for our shareholders, because we are shareholders.

Sincerely,

James R. Mellor
Chairman of the Board

William H. Timbers
President and
Chief Executive Officer

March 25, 2004


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LSO
LSE
MDV
EVAC.

Tom Schisler and Gayle Copley operate equipment that is successfully removing technetium from [illegible] in a unique project that restores the material for use at the Paducah plant.



"As a clean, affordable and reliable energy source, nuclear energy is important to the Nation's future energy supply....USEC, and its partners in the nuclear industry, continue to take important steps enhancing national energy security with private sector development of advanced American technology."

Spencer Abraham, *U.S. Secretary of Energy*



Improving Paducah Plant Efficiency Lowers Costs

Improving profit margins comes from two directions: increasing revenue through better pricing and by decreasing costs. USEC is successfully achieving both objectives, and in 2003 gross profit increased by 79 percent. A key driver to this increase was improving production efficiency at the Paducah Gaseous Diffusion Plant while maintaining the highest safety and quality standards.

Safety, Reliability and Efficiency have been our hallmarks since the day that USEC started as a business. In practical terms, these guiding principles are achieved by constantly monitoring and evaluating every procedure and process to ensure that we are operating as efficiently as possible, while always meeting our obligation to operate a safe and secure facility.

USEC continues its focus on improving the condition of plant equipment and facilities, while enhancing workforce performance by placing greater emphasis on precise work practices. This improvement can be seen in the average number of operating cells on-stream: 2003 marked the best performance in over 10 years.

Electric power is the major cost driver for producing low-enriched uranium at the gaseous diffusion plant—electricity represents about 60 percent of our cost of production. The economical use of electricity is closely monitored and our power efficiency index in 2003 was at its highest level since 1998.

While we continuously strive for production excellence, we never forget that safety remains our first order of business. Our employees, the neighboring community, regulators and our shareholders count on us to operate safe facilities around the clock. Employees work to identify and eliminate workplace hazards before injuries occur. The results were dramatic: the plant logged the lowest injury rate in USEC's history at Paducah. Together, we have achieved an impressive safety record and are intent on maintaining it.

USEC's utility customers depend on our reliability of supply. Even as USEC looks ahead to building its next-generation enrichment technology, we continue to keep a close eye on current operations to ensure that the Company's perfect record of never missing a customer delivery remains intact through a focus on Safety, Reliability and Efficiency.

Innovation at Portsmouth

A portion of the Company's natural uranium inventory transferred to USEC by the Department of Energy prior to privatization was contaminated with technetium, a radioactive element created by nuclear fission, rendering it unmarketable. The workers at the Portsmouth, Ohio plant are playing an important role in cleaning up this natural uranium to acceptable industry standards using an innovative new process that is a technical and operational achievement. Thanks to the innovation of our employees, USEC decontaminated over 3,500 metric tons of natural uranium by the end of 2003. USEC negotiated an arrangement with DOE that offsets the cost of this remediation project.



Susan Phelps, an operator at Paducah, monitors equipment in the Area Control Room that provides USEC with greater flexibility in managing electric power consumption.

Megatons to Megawatts—
Making the World Safer

USEC plays an essential role in reducing the threat of terrorists obtaining nuclear weapons material. In 2003, we achieved another historic milestone in making our planet a safer place—the elimination of the 8,000th Russian nuclear warhead. The highly enriched uranium that once armed these weapons has been recycled into fuel that powers about one in ten American homes and businesses. Megatons to Megawatts is one of the most successful nuclear nonproliferation programs, and is implemented on a commercial basis, without taxpayer funds.



For the past decade, USEC and its Russian partner, TENEX, acting as executive agents for the U.S. and Russian governments, respectively, have significantly reduced the stockpile of nuclear warheads. Under this nonproliferation partnership, highly enriched uranium in Russia is recycled into low-enriched uranium fuel for commercial reactors and purchased by USEC for resale to its utility customers. This fuel generates billions of kilowatts of electricity.

At the end of 2003, approximately 40 percent of the 500 tons of highly enriched uranium of Russian nuclear warhead material designated for the program had been diluted and delivered to USEC. The fuel from this material is sufficient to power a city the size of Boston.



Low-enriched uranium derived from Russian nuclear warhead material is tested in Paducah to assure USEC customers that every delivery meets international standards.

Megatons to Megawatts provides about half of USEC's supply of low-enriched uranium. When the program concludes in 2013, USEC and TENEX will have recycled the equivalent of 20,000 warheads into low-enriched uranium for commercial nuclear fuel.

USEC and TENEX have a market-based pricing agreement that is the key to meeting the national security objectives of both the United States and Russia, as well as the commercial interests of USEC. Revenue from sales to utility customers provides the funds to pay Russia. This pricing agreement allows the nuclear nonproliferation program to be commercially self-sustaining. Almost every commercial reactor in America has been refueled at some point with uranium from the Megatons to Megawatts program—about 10 percent of America's electricity comes from this fuel.

Given this program's outstanding record of success, USEC believes even more nuclear warheads could be eliminated. In speeches before influential leaders and nuclear nonproliferation experts, USEC executives have proposed "The Isaiah Project"—a cooperative public-private initiative to construct a nuclear power plant fueled solely with warhead-derived fuel. Over the power plant's lifetime, about 1,000 warheads would be eliminated by being recycled into fuel—another bold move in the international effort to stop the proliferation of nuclear weapons.




AMERICAN

Megatons to Megawatts material shipped from Russia in protective containers is unloaded in the United States for use in commercial power reactors.



"TENEX and USEC are making the world a safer place through the successful implementation of the Russian HEU Contract. I expect that the strong relationship between our companies will continue to provide significant value to our countries in the future."

Vladimir Smirnov
General Director, TENEX



USEC plans to build approximately 12,000 centrifuge machines similar to these centrifuges tested by DOE in the 1980s.



"We are pleased to partner with USEC as our primary supplier of low-enriched uranium through 2010. Through our long-term purchase contract, Exelon Generation will play an important role in the demonstration and deployment of the American Centrifuge enrichment technology."

Oliver D. Kingsley, Jr. *President and COO, Exelon Corporation*

American Centrifuge Deployment Accelerates



USEC is committed to the American Centrifuge as our next-generation technology. The American Centrifuge is expected to strengthen USEC's competitive position and provide the nuclear power industry with a reliable fuel supply for years to come. Our commitment, planning and extra effort have put us ahead of schedule to build and operate what is anticipated to be the world's most efficient uranium enrichment technology.

Our first full year of work on the American Centrifuge was highly successful by any measure—we met or exceeded every milestone on USEC's schedule. Each accomplishment strengthens our long-term strategy of deploying the world's best enrichment technology that will cement USEC's position as a highly competitive producer of enriched uranium. In July 2003, these early successes convinced us to accelerate our schedule by one year. The sooner we transition to the new commercial plant, the sooner we will see major cost savings that will benefit both our customers and our bottom line. Today, two key production cost drivers in our enrichment operations are electricity and labor. The American Centrifuge will use 95 percent less electricity than our current enrichment technology and requires a smaller workforce.

USEC's design leverages more than two decades of U.S. Department of Energy (DOE) gas centrifuge research and development that resulted in hundreds of centrifuges operating for millions of machine hours. The American Centrifuge builds on DOE's proven technology, while increasing efficiency and reducing costs through the use of state-of-the-art materials, control systems and manufacturing processes. We have been licensed by the U.S. Nuclear Regulatory Commission (NRC) to operate the American Centrifuge Demonstration Facility in Piketon, Ohio and we expect to begin those operations in 2005. This demonstration will yield essential cost, schedule and performance data before USEC begins construction of the commercial plant.

USEC plans to begin construction of the commercial American Centrifuge plant following receipt of a license from the NRC, anticipated in 2006. Existing buildings in Piketon with over 1 million square feet will house the American Centrifuge. These existing facilities give us a substantial advantage in meeting our accelerated deadlines at substantially reduced cost.

As we move ahead with demonstrating the state-of-the-art American Centrifuge uranium enrichment technology, we are committed to maintaining our global leadership position as the market-leading supplier of enriched uranium worldwide.



Ohio Gov. Bob Taft applauds the announcement by CEO William Timbers that USEC had selected Piketon, Ohio as the site for the American Centrifuge commercial plant.



Refueling a nuclear reactor involves replacing about one-third of the core with low-enriched uranium supplied by USEC.



"TVA has a unique synergy with USEC: We are each a major customer and supplier of the other. USEC is one of our largest customers, and we rely on USEC as a nuclear fuel supplier. We count on them to deliver, and they count on us for reliable electric power."

Glenn L. McCullough, Jr. *Chairman, Tennessee Valley Authority*



Nuclear Power's Growing Energy Role

A confluence of global environmental forces—higher fossil fuel prices, new energy policy objectives and a lengthening history of safe operations—are creating a fresh appreciation for nuclear power. Today, America's reactors are operating better than ever, providing power to one out of five U.S. homes and businesses. Looking to the future, many scientists believe nuclear power is the best source for creating vast amounts of hydrogen that may power much of the world's transportation later this century.

America's nuclear power industry is on a winning streak. Each year since 1997, the 103 U.S. reactors have set records for producing more electricity, at a higher capacity factor and at a lower cost. Nuclear power is the nation's largest source of emission-free electricity and the second largest source of power, contributing 20 percent of America's electricity in 2002. Around the globe, 440 nuclear reactors in 31 countries provide 16 percent of the world's electricity. In 2002, the average production cost for U.S. nuclear plants was 1.7 cents per kilowatt-hour, about half the cost of power generated with natural gas.

The most common measure of performance in the nuclear industry is the plant capacity factor, which measures actual electricity production against the maximum possible output in a year. By reducing the number of unplanned outages and shortening the time it takes to refuel a reactor, U.S. operators have greatly improved this measurement. In 1990, the capacity factor was 70 percent; in 2002, the most recent year available, the scorecard was up to 91.7 percent. Looking at this trend another way, increases in capacity factor between 1998 and 2002 were the equivalent of adding 13 new large reactors to America's power grid. And for USEC, these higher plant capacity factors translate into additional sales when they refuel.

Nuclear plants are regularly modernized and upgraded. Systems are redesigned and replaced with the latest digital controls, safety devices and turbines. These improvements have increased the value of nuclear utilities' assets. Initially licensed for 40 years, the operators of over half of the U.S. reactor fleet have sought 20-year license extensions from the U.S. Nuclear Regulatory Commission (NRC). At the end of 2003, the NRC had granted 23 reactor license extensions.

Three major utility companies have applied to the NRC for an Early Site Permit for an additional reactor at nuclear power plants already in operation. Worldwide, seven new reactors began operations in the past two years, while 32 more plants are under construction.

America is poised for nuclear expansion and its existing nuclear power stations will be operating for years to come. Clearly, USEC's essential low-enriched uranium fuel will be in demand for decades to come.



Appliances and high-tech equipment in the home are helping to increase residential demand for electricity. In the past decade, electricity usage in U.S. homes has increased by 27%.

Reliably Serving Our Global Customers

When a nuclear utility is refueling its reactor, the adage "time is money" is never more true. Our customers select USEC because they can count on a delivery that is on time, and to their specifications. We develop partnerships with customers to meet their fuel requirements, building confidence that nuclear fuel from USEC will be there when needed.

USEC competes in a global marketplace, and our sales executives use every method of modern communication, including the most effective one—face-to-face discussions. They fly tens of thousands of miles each year to provide personal service and to learn what is really on a customer's mind. These discussions foster a deeper understanding of our customers' business issues and fuel requirements and help to solidify our valuable relationships with them.

The nuclear power industry continues to adopt "best practices" that have resulted in substantially better reactor performance. One result of this enhanced performance is increased requirements for low-enriched uranium at refuelings, which are completed more quickly than ever. This shortened refueling window, coupled with financial demands to reconnect to the power grid quickly, puts tremendous pressure on our customers. That is where USEC's flexibility in its operations, reliability of supply and a close working relationship are invaluable to customers.



USEC's flexibility and reliable supply gives customers an assurance that delivery will be made on time and in-spec.

For example, one customer determined that it needed to replace many more fuel assemblies than anticipated. USEC headquarters' staff coordinated deliveries with the fuel fabricator that created the reactor-specific fuel bundles. Our Paducah plant produced additional low enriched uranium to meet the compressed schedule. USEC also waived the minimum notice requirement and delivered the enriched uranium to the fabricator in time to make the additional fuel assemblies. Later, when this customer sought bids to fuel its fleet of reactors for the rest of this decade, the high level of customer service we provided earlier played an important role in its decision to select USEC as its long-term supplier.

Our employees take special care to help USEC differentiate its products in the marketplace through extraordinarily close attention to our customers. We are constantly aware that our decades-long record of always delivering for our customers is intact due to dedication and attention to detail every day. In this way, USEC maintains its industry leadership.


CAUTION CAUTION



Senior Vice President Ron Green (center) explains the fundamentals of the American Centrifuge to USEC customers during a tour of the centrifuge facility.



"ENUSA supplies competitive and reliable enriched uranium fuel to Spain's nine nuclear reactors, which produce about one-third of this nation's electricity. In recent years, our commercial relationship with USEC has improved as we have worked together to resolve old differences. Today, USEC helps ENUSA deliver quality fuel, flexibility and long-term reliability to Spain's nuclear utilities."

Jose Luis Gonzalez Martinez
Chairman and CEO
ENUSA Industrias Avanzadas, S.A.

Expanding Our Vision for USEC

In its first five years following privatization, USEC focused on restructuring its business—rationalizing capacity, reducing costs and improving revenue. Now we are focused on growing the business as we enlarge our vision of USEC's future.

USEC begins from a strong and respected position: We are the global market leader in supplying low-enriched uranium to commercial nuclear power plants. We continue to take steps to strengthen that leadership through deployment of the American Centrifuge. We are seeking to expand and diversify our business through acquisitions in the energy industry. We look for opportunities that leverage core competencies and customer relationships, are accretive to earnings, generate returns in excess of our cost of capital and enhance our commitment to customers through Safety, Reliability and Efficiency.

We have established a unique position as America's uranium enricher. This provides USEC a distinctive relationship with its customers and an in-depth understanding of issues surrounding the nuclear fuel cycle. Whether it's yellowcake at the mine, fuel fabrication, power reactor performance, or spent fuel transportation and storage, USEC is intimately familiar with the issues. We intend to build upon our relationships with customers, our experience and knowledge base.



Highly specialized laboratory equipment and USEC expertise are being marketed to business and government agencies.

USEC also has many associations with the U.S. government: through our lease of two of the largest industrial facilities in the world; through fire and security protection arrangements; through service as executive agent for the Megatons to Megawatts nonproliferation program; and through our environmental cleanup and laboratory services. Today, for instance, we are marketing the analytical expertise performed at our laboratory in Piketon, Ohio. There, highly specialized equipment provides government agencies and other businesses with chemical analysis for a wide range of applications, such as environmental remediation.

Going forward, USEC is exploring opportunities to leverage its unique expertise in nuclear fuel and the nuclear industry, by evaluating a variety of prospects to see if they fit with our strategic interests. We never forget our commitment to maximize shareholder value: our goal remains to increase revenue, grow net income and improve returns on equity through this diversification strategy.




PROGRAM

"USEC has taken great leadership responsibility in the commercial implementation of the Megatons to Megawatts program, which I believe is an important national security effort, and has achieved significant milestones in making the world a safer place."

Richard Lugar
U.S. Senator from Indiana

Experienced Management Team



Pictured, front row from left, Ronald Green, Timothy Hansen, William Timbers, Lisa Gordon-Hagerty, Phil Sewell, Ellen Wolf. (Back row from left) Charles Yulish, Richard Miller, Sydney Ferguson, Lance Wright, Robert Van Namen, Morris Brown, Michael Woo.

William H. Timbers
has been President and Chief Executive Officer since 1994.

Lisa E. Gordon-Hagerty
has been Executive Vice President and Chief Operating Officer since December 2003. Prior to joining USEC, Ms. Gordon-Hagerty was Director for The White House National Security Council Office of Combating Terrorism since July 1998.

Sydney M. Ferguson
has been Senior Vice President since April 2002. Prior to joining USEC, Ms. Ferguson was Managing Director of Qorvis Communications Inc., an international public affairs and communications firm.

Ronald F. Green
has been Senior Vice President since April 2003. Prior to joining USEC, Mr. Green was President of two divisions of FPL Group, Inc. since 2001, and previously was President and Chief Executive Officer of Duke Engineering and Services since 1999.

Timothy B. Hansen
has been Senior Vice President, General Counsel and Secretary since August 2002. Mr. Hansen has held positions of progressively more responsibility since joining the Company as Assistant General Counsel in 1994.

Philip G. Sewell
has been Senior Vice President since August 2000, was Vice President, Corporate Development and International Trade since April 1998, and was Vice President, Corporate Development since 1993.

Robert Van Namen
was named Senior Vice President in January 2004 and was Vice President, Marketing and Sales since January 1999. Prior to joining USEC, Mr. Van Namen was Manager of Nuclear Fuel for Duke Power Company.

Ellen C. Wolf
has been Senior Vice President and Chief Financial Officer since December 2003. Prior to joining USEC, Ms. Wolf was Vice President and Chief Financial Officer of American Water Works Company since May 1999, and previously was Vice President and Treasurer of Bell Atlantic Corp.

J. Morris Brown
has been Vice President, Operations since November 2000, was General Manager at the Portsmouth plant since March 1998, and previously was Engineering Manager at the Paducah plant.

Richard F.G. Miller
has been Managing Director, Corporate Development since 2002. Prior to joining USEC, he was Vice President, Corporate Development for Covad Communications since 2000 and previously was Director, Corporate Development for Sun Microsystems since 1995.

Michael T. Woo
has been Vice President, Strategic Development since April 2001, was Director, Power Resources since October 1998, and was Manager, Strategic Financial Programs since 1994.

W. Lance Wright
has been Vice President, Human Resources and Administration since August 2003. Prior to joining USEC, Mr. Wright was Principal of Boyden Global Executive Search since January 2002, and previously held director and manager positions at ExxonMobil Corp. since 1986.

Charles B. Yulish
has been Vice President, Corporate Communications since 1995.

Financial Table of Contents

Selected Financial Data	18
Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Consolidated Balance Sheets	32
Consolidated Statements of Income (Loss)	33
Consolidated Statements of Cash Flows	34
Consolidated Statements of Stockholders' Equity	35
Notes to Consolidated Financial Statements	36
Report of Independent Auditors	53
Report of Independent Public Accountants	54
Market for Common Stock and Related Shareholder Matters	55
Shareholder Information	56

Selected Financial Data

Selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto and management's discussion and analysis of financial condition and results of operations. Selected financial data as of and for the year ended December 31, 2003, the six-month period ended December 31, 2002, and the fiscal year ended June 30, 2002, have been derived from consolidated financial statements that have been audited by independent public accountants. Selected financial data as of and for each of the fiscal years in the three-year period ended June 30, 2001, have been derived from consolidated financial statements that have been restated.

	Years Ended December 31,		Six-Month Periods Ended December 31,		Fiscal Years Ended June 30,			
(millions, except per share data)	2003	2002	2002	2001	2002	2001	2000	1999
		(Unaudited)		(Unaudited)				
					As restated[1]			
Revenue:								
Separative work units	$1,125.2	$1,192.0	$658.5	$775.8	$1,309.3	$1,057.3	$1,387.8	$1,475.0
Uranium	169.1	81.4	49.3	84.8	116.9	86.6	101.6	53.6
U.S. Government contracts	166.0	123.4	69.6	48.8	102.6	35.3	34.2	38.3
Total revenue	1,460.3	1,396.8	777.4	909.4	1,528.8	1,179.2	1,523.6	1,566.9
Cost of sales:								
Separative work units and uranium	1,145.0	1,189.5	675.0	806.7	1,321.2	991.7	1,255.8	1,182.0
U.S. Government contracts	150.2	115.2	66.0	51.7	100.9	38.1	34.7	39.7
Total cost of sales	1,295.2	1,304.7	741.0	858.4	1,422.1	1,029.8	1,290.5	1,221.7
Gross profit	165.1	92.1	36.4	51.0	106.7	149.4	233.1	345.2
Special charge (credit):								
Consolidating plant operations	—	(6.7)[2]	—	—	(6.7)[2]	—	141.5[2]	—
Suspension of development of AVLIS technology	—	—	—	—	—	—	(1.2)	34.7[3]
Advanced technology development costs	44.8	22.9	16.0	5.7	12.6	11.4	11.4	106.4
Selling, general and administrative	69.4	54.1	27.6	24.2	50.7	48.8	48.9	40.3
Other (income) expense, net	—	—	—	—	—	—	(3.0)	(6.2)
Operating income (loss)	50.9	21.8	(7.2)	21.1	50.1	89.2	35.5	170.0
Interest expense	38.4	36.5	18.6	18.4	36.3	35.2	38.1	32.5
Interest (income)	(5.4)	(7.0)	(3.2)	(4.9)	(8.7)	(10.9)	(8.0)	(12.0)
Income (loss) before income taxes	17.9	(7.7)	(22.6)	7.6	22.5	64.9	5.4	149.5
Provision (credit) for income taxes	7.2	(4.4)	(7.9)	2.8	6.3	(13.5)[4]	(3.5)	(2.9)[4]
Net income (loss)	$ 10.7	$ (3.3)	$ (14.7)	$ 4.8	$ 16.2	$ 78.4	$ 8.9	$ 152.4
Net income (loss) per share— basic and diluted	$ .13	$ (.04)	$ (.18)	$ .06	$ .20	$ .97	$ .10	$ 1.52
Dividends per share	$ .55	$ .55	$ .275	$ .275	$ .55	$ .55	$ .825	$ .825
Average number of shares outstanding	82.2	81.4	81.6	80.9	81.1	80.7	90.7	99.9

	December 31,		June 30,			
(millions)	2003	2002	2002	2001	2000	1999
Balance Sheet Data						
Cash and cash equivalents	$ 249.1	$ 171.1	$ 279.2	$ 122.5	$ 73.0	$ 86.6
Inventories:						
Current	883.2	862.1	889.7	1,137.5	865.3	933.4
Long-term	266.1	390.2	415.5	420.2	436.4	574.4
Total assets	2,053.8	2,049.5	2,168.0	2,207.5	2,084.4	2,360.2
Short-term debt	—	—	—	—	50.0	50.0
Long-term debt	500.0	500.0	500.0	500.0	500.0	500.0
Other liabilities	256.0	265.0	263.2	307.6	281.1	195.0
Stockholders' equity	886.2	914.4	949.3	972.8	947.3	1,135.4
Number of shares outstanding	82.6	81.8	81.3	80.6	82.5	99.2

(1) USEC performs contract work for DOE and DOE contractors at the Portsmouth and Paducah plants. Beginning in 2003, billings under government contracts are reported as part of revenue, and costs are reported as part of costs and expenses. In earlier years, the net amount of income or expense under government contracts had been reported as part of other income (expense), net. The statements of income (loss) for periods prior to 2003 have been restated to conform to the current presentation. There is no effect on net income (loss) or net income (loss) per share as a result of the change.

(2) The plan to consolidate plant operations and cease uranium enrichment operations at the Portsmouth plant resulted in special charges of $141.5 million ($88.7 million or $.97 per share after tax) in the fiscal year ended June 30, 2000, including asset impairments of $62.8 million, severance benefits of $45.2 million, and lease turnover and other exit costs of $33.5 million.

The special credit of $6.7 million ($4.2 million or $.05 per share after tax) in the fiscal year ended June 30, 2002, represents a change in estimate of costs for consolidating plant operations.

(3) The suspension of development of the AVLIS enrichment technology resulted in special charges of $34.7 million ($22.7 million or $.23 per share after tax) in the fiscal year ended June 30, 1999.

(4) The provision (credit) for income taxes includes special income tax credits of $37.3 million (or $.46 per share) in the fiscal year ended June 30, 2001, and $54.5 million (or $.54 per share) in the fiscal year ended June 30, 1999, for deferred income tax benefits that arose from the transition to taxable status. The special tax credit in fiscal 2001 represents a change in estimate resulting from a reassessment of certain deductions for which related income tax savings were not certain.

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes appearing elsewhere in this report.

Overview

USEC Inc. ("USEC"), a global energy company, is the world's leading supplier of low enriched uranium ("LEU") for commercial nuclear power plants. LEU is a critical component in the production of nuclear fuel for nuclear reactors to produce electricity. USEC's customers are domestic and international utilities that operate nuclear power plants. USEC is the exclusive Executive Agent for the U.S. Government under a government-to-government agreement (the "Russian Contract") to purchase the SWU component of LEU derived from highly enriched uranium contained in decommissioned nuclear warheads in Russia.

The standard measure of enrichment in the uranium enrichment industry is a separative work unit ("SWU"). A SWU represents the effort that is required to transform a given amount of natural uranium into two streams of uranium, one enriched in the U^{235} isotope and the other depleted in the U^{235} isotope, and is measured using a standard formula based on the physics of uranium enrichment. The amount of enrichment contained in LEU under this formula is commonly referred to as the SWU component.

In November 2002, the Board of Directors approved a change in fiscal year end from June 30 to December 31, effective December 31, 2002. Changing the fiscal year to a calendar year enables USEC to better align financial reporting with the way it manages and operates the business.

Revenue from Sales of SWU and Uranium

Revenue is derived primarily from sales of the SWU component of LEU, from sales of both the SWU and uranium components of LEU, and from sales of uranium. Agreements with electric utilities are generally long-term requirements contracts under which customers are obligated to purchase a specified percentage of their requirements for the SWU component of LEU. USEC also sells uranium under these requirements contracts and other contracts; sales of uranium were 12% of total revenue in 2003. Under requirements contracts, however, customers are not obligated to make purchases if they do not have any requirements. Backlog is based on customers' estimates of their requirements and certain other assumptions including estimates of inflation rates, and such estimates are subject to change. At December 31, 2003, USEC had long-term requirements contracts aggregating $4.9 billion through 2011 (including $2.9 billion through 2006), compared with $4.1 billion at December 31, 2002.

USEC estimates its market share of the SWU component of LEU purchased by and shipped to utilities in North America was 56% in 2003, 59% in 2002, and 69% in 2001. In the world market, USEC estimates its market share was 30% in 2003, 32% in 2002, and 34% in 2001.

Revenue and operating results can fluctuate significantly from quarter to quarter, and in some cases, year to year. Customer requirements are determined by refueling schedules for nuclear reactors, which are affected by, among other things, the seasonal nature of electricity demand, reactor maintenance, and reactors beginning or terminating operations. Utilities typically schedule the shutdown of their reactors for refueling to coincide with the low electricity demand periods of spring and fall. Thus, some reactors are scheduled for annual or two-year refuelings in the spring or fall, or for 18-month cycles alternating between both seasons. The percentage of revenue attributable to any customer or group of customers from a particular geographic region can vary significantly quarter to quarter or year to year. Customer orders for the SWU component of LEU are large in amount, typically averaging $12.0 million per order. Customer requirements and orders are more predictable over the longer term, and USEC believes its performance is best measured on an annual, or even longer, business cycle.

Revenue could be adversely affected by actions of the Nuclear Regulatory Commission ("NRC") or nuclear regulators in foreign countries issuing orders to delay, suspend or shut down nuclear reactor operations within their jurisdictions. In response to acknowledgements by a Japanese nuclear reactor operator in September 2002 of falsified examination results and unauthorized repairs at several nuclear power plants in Japan, the Ministry of Economy, Trade and Industry ordered 17 reactors temporarily shut down by April 2003 for special inspections in addition to regular maintenance. The nuclear reactor operator is implementing corrective actions and is seeking authorization from the regulator and local government authorities to return the reactors to service. Seven reactors have returned to service. USEC supplies about half of the LEU for 10 reactors that were shutdown as of December 31, 2003. USEC expects revenue in 2004 and 2005 will be reduced as a result of delays in reactor refuelings resulting from the temporary shutdowns. A continued shutdown of reactors in Japan would have an additional adverse effect on USEC's revenue and results of operations.

USEC's financial performance over time can be significantly affected by changes in prices for SWU. The average SWU price billed to customers has trended down in recent years and declined in 2003, but is expected to begin to level off in 2004. Sales volumes and average price levels may be affected by a number of factors, including success in achieving sales targets and realization of average prices and estimates of inflation in contract price provisions. Shortfalls in volume or price could adversely affect revenue and results of operations.

The base-year market price for SWU under new long-term contracts, as published by TradeTech in Nuclear Market Review, was $105 per SWU on December 31, 2003, the same as on December 31, 2002. The SWU price increased 3% in

2002 following an increase of 20% in 2001. USEC has been signing new contracts at higher market prices, and over time sales under these new contracts are expected to begin to increase the average price billed to customers.

The long-term market price for uranium hexafluoride, as published by TradeTech, was $46.50 per kilogram on December 31, 2003, an increase of 40% compared with $33.29 on December 31, 2002. The long-term uranium price increased 2% in 2002 following an increase of 19% in 2001. A substantial portion of USEC's uranium inventory has been committed under long-term sales contracts with utility customers. The positive impact of the higher market prices for uranium will be limited to sales under new contracts and to sales under contracts with prices based on market prices at the time of delivery. As a result of fixed-price contracts signed in earlier years, USEC expects the increase in its average uranium price billed to customers will be limited to about 8% in 2004, following an increase of 5% in 2003.

Future SWU market prices will be impacted by the long-term results of the U.S. Government's international trade actions, trade policies in overseas' markets, fundamental supply and demand shifts, the availability of secondary supplies, and actions of European competitors. Increased competition among enriched uranium suppliers for new sales commitments could cause prices to trend lower. Business decisions by utilities that take into account economic factors, such as the price and availability of alternate fossil fuels, consolidation within the electric power industry, the need for generating capacity and the cost of maintenance, could result in suspended operations or early shutdowns of some reactors.

Contracts with customers are denominated in U.S. dollars, and although revenue has not been directly affected by changes in the foreign exchange rate of the U.S. dollar, USEC may have a competitive price advantage or disadvantage obtaining new contracts in a competitive bidding process depending upon the weakness or strength of the U.S. dollar. Costs of the primary competitors are denominated in the major European currencies.

Revenue from U.S. Government Contracts

USEC performs contract work for the Department of Energy ("DOE") and DOE contractors at the Portsmouth and Paducah plants. Beginning in 2003, billings under government contracts are reported as part of revenue, and costs are reported as part of costs and expenses. In earlier years, the net amount of income or expense under government contracts had been reported as part of other income (expense) net. The statements of income (loss) for periods prior to 2003 have been restated to conform to the current presentation. Revenue and costs of sales increased, and other income (expense), net was adjusted by the net amount. There is no effect on net income (loss) or net income (loss) per share as a result of the change.

Revenue from government contracts includes billings for costs incurred by USEC for these activities plus applicable fees. Allowable costs are based on government cost accounting standards and include direct costs as well as allocations of indirect plant and corporate overhead costs. Government contracts include cold standby and uranium deposit removal at the Portsmouth plant. DOE exercised its option to extend the cold standby contract through March 2004, and USEC and DOE are negotiating contract terms for this extension and further extensions. Continuation of the cold standby contract is subject to DOE funding and Congressional appropriations.

Cost of Sales

Cost of sales for SWU and uranium is based on the amount of SWU and uranium sold during the period and is determined by a combination of inventory levels and costs, production costs, and purchase costs under the Russian Contract. Production costs consist principally of electric power, labor and benefits, depleted uranium disposition costs, materials, depreciation and amortization, and maintenance and repairs. Under the monthly moving average inventory cost method coupled with USEC's inventories of SWU and uranium, an increase or decrease in production or purchase costs will have an effect on inventory costs and cost of sales over future periods.

Purchase Costs under Russian Contract

USEC is the Executive Agent of the U.S. Government under a government-to-government agreement ("Russian Contract") to purchase the SWU component of LEU recovered from dismantled nuclear weapons from the former Soviet Union for use as fuel in commercial nuclear power plants.

In June 2002, the U.S. and Russian governments approved implementation of new, market-based pricing terms for the remaining term of the Russian Contract through 2013. An amendment to the Russian Contract created a market-based mechanism to determine prices beginning in 2003 and continuing through 2013. In consideration for this stable and economic structure for the future, USEC agreed to extend the calendar year 2001 price of $90.42 per SWU through 2002. Beginning in 2003, prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective of this index is used to minimize the disruptive effect of any short-term market price swings. The amendment also provides that, after the end of 2007, USEC and the Russian Executive Agent may agree on appropriate adjustments, if necessary, to ensure that the Russian Executive Agent receives at least $7,565 million for the SWU component over the 20-year term of the Russian Contract through 2013. From inception of the Russian Contract through December 31, 2003, USEC has purchased the SWU component of LEU at an aggregate cost of $3,188 million.

Under the amended contract, USEC agreed to purchase 5.5 million SWU each calendar year for the remaining term of the Russian Contract through 2013, including such amount in calendar year 2013 as may be required to ensure that over the life of the Russian Contract USEC purchases SWU contained in 500 metric tons of highly enriched uranium. Over the life of the 20-year Russian Contract, USEC expects to purchase 92 million SWU contained in LEU derived from 500 metric tons of highly enriched uranium. USEC expects purchases under the Russian Contract will approximate 49% of its supply mix in 2004, compared with 47% in 2003. A significant delay in deliveries of LEU from Russia would have an adverse effect on USEC's results of operations.

Under the terms of a 1997 memorandum of agreement between USEC and the U.S. Government, USEC can be terminated, or resign, as the U.S. Executive Agent, or one or more additional executive agents may be named. Any new executive agent could represent a significant new competitor that could adversely affect USEC's results of operations.

Production Costs

The gaseous diffusion process uses significant amounts of electric power to enrich uranium, and, in 2003, the power load at the Paducah plant averaged 1,409 megawatts. Costs for electric power represented 61% of production costs at the Paducah plant in 2003. USEC reduces LEU production and the related power load in the summer months when power availability is low and power costs are high. USEC purchased 78% of the electric power for the Paducah plant in 2003 at fixed prices primarily under a power purchase agreement with Tennessee Valley Authority ("TVA"). Capacity under the TVA agreement ranges from 300 megawatts in the summer months to 1,650 megawatts in the non-summer months, and prices are fixed through May 2006. Subject to prior notice and under certain circumstances, TVA may interrupt power to the Paducah plant, except for a minimum load of 300 megawatts that can only be interrupted under limited circumstances.

In addition, USEC purchases the remaining portion of the electric power for the Paducah plant at market-based prices from TVA and under a power purchase contract between DOE and Electric Energy, Inc. ("EEI"). DOE transferred the benefits of the EEI power purchase contract to USEC. Market prices for electric power vary seasonally with rates higher during the winter and summer as a function of the extremity of the weather. In 2003, USEC's purchases of market-priced power totaled $71 million.

USEC stores depleted uranium at the plants and accrues estimated costs for the future disposition of depleted uranium. The long-term liability is dependent upon the volume of depleted uranium generated and estimated transportation, conversion and disposal costs. Under the DOE-USEC Agreement signed in June 2002 ("DOE-USEC Agreement"), DOE is taking title to depleted uranium generated by USEC at the Paducah plant over a four-year period up to a maximum of 23.3 million kilograms of uranium. The transfer of depleted uranium to DOE reduces USEC's costs for the disposition of depleted uranium.

Replacing Out-of-Specification Natural Uranium Inventory

Reference is made to information regarding out-of-specification uranium inventories transferred to USEC by DOE prior to privatization in 1998 and in the process of being remediated, reported in note 5 to the consolidated financial statements.

Environmental Matters

Reference is made to information regarding environmental matters involving Starmet CMI, the U.S. Environmental Protection Agency, the South Carolina Department of Health and Environmental Control, DOE, USEC and others, reported in note 11 to the consolidated financial statements.

Advanced Technology Development Costs

USEC is in the process of demonstrating, and, before the end of the decade, expects to construct and operate a facility using the American Centrifuge technology. USEC has not changed its total spending estimate of $150 million for the American Centrifuge demonstration, but expects to spend that amount in less than the five years originally projected in June 2002.

Engineering, manufacturing and testing of major components continues at centrifuge test facilities in Oak Ridge, Tennessee, and the first five project milestones have been achieved on or ahead of schedule. In February 2003, USEC submitted a license application to the NRC for the lead cascade of centrifuge machines in the American Centrifuge Demonstration Facility in Piketon, Ohio. In September 2003, USEC manufactured the first centrifuge rotor tube, more than two months ahead of the November 2003 milestone date. The rotor tube is a long, fast-spinning component of a centrifuge machine, whose performance is critical to the economics of centrifuge technology. Constructed of lightweight, high-strength material, the rotor tubes will be subjected to extensive functional tests prior to finalizing the American Centrifuge design. In February 2004, USEC entered into an agreement with DOE to temporarily lease portions of the Gas Centrifuge Enrichment Plant buildings in Piketon, Ohio that will be used in the demonstration of the American Centrifuge technology, and the NRC issued a license that authorizes USEC to construct and operate a lead cascade in the American Centrifuge Demonstration Facility. The lead cascade demonstration facility in Piketon, Ohio is expected to begin operation in 2005 and will yield cost, schedule and performance data before USEC begins construction of the American Centrifuge uranium enrichment plant in 2007. In January 2004, USEC selected Piketon, Ohio as the site for the American Centrifuge uranium enrichment plant. The plant is expected to cost up to $1.5 billion, employ up to 500 people, and reach an initial annual production level of 3.5 million SWU by 2010. USEC plans to submit the plant NRC license application in August 2004, ahead of the schedule in the DOE-USEC Agreement.

Critical Accounting Estimates

The summary of significant accounting policies and the other notes to the consolidated financial statements provide a description of relevant information regarding USEC's significant and critical accounting estimates with respect to the following:

- pension and postretirement health and life benefit costs and obligations,
- revenue recognition, including deferred revenue and advances from customers,
- inventories of uranium and SWU and inventory costing methods, classifications and valuations,
- costs for the future disposition of depleted uranium, and
- deferred income taxes and related valuation allowance.

USEC provides retirement benefits under defined benefit pension plans and postretirement health and life benefit plans. The valuation of benefit obligations and costs is based on provisions of the plans and actuarial assumptions that involve judgments and estimates. Changes in actuarial assumptions impact benefit obligations and benefit costs, as follows:

- The expected return on plan assets was 9.0% for 2003 and is 8.5% for 2004. The expected return is based on historical returns and expectations of future returns for the composition of the plans' equity and debt securities. Pension plan assets amounted to $611.1 million at December 31, 2003, and projected pension benefit obligations were 101% funded. Postretirement health and life benefit obligations, typically funded on a pay-as you go basis, were 24% funded. A .05% change in the expected return on plan assets would change pension costs by $3.0 million and postretirement health and life costs by $.3 million.
- A discount rate of 6.0% was used at December 31, 2003, to calculate the net present value of benefit obligations. The rate is determined based on the investment yield of high quality corporate bonds. A 0.5% decrease in the discount rate would increase the valuation of pension benefit obligations by $36.0 million and the postretirement health and life benefit obligations by $17.0 million, and the change in the valuations would increase pension costs by $3.5 million and postretirement health and life costs by $2.0 million.
- The healthcare costs trend rates are 10.0% in 2004 reducing to 5% in 2009. A 1% increase in the healthcare cost trend rates would increase postretirement health benefit obligations by $34.0 million and costs by $3.2 million.

Revenue includes estimates and judgments relating to the recognition of deferred revenue and price adjustments under contracts with customers that involve pricing based on inflation rates and customers' nuclear fuel requirements. SWU and uranium inventories include estimates and judgments for production quantities and costs and the replacement or remediation of out-of-specification uranium by DOE. Production costs include estimates of future costs for the storage, transportation and disposition of depleted uranium, the treatment and disposal of hazardous, low-level radioactive and mixed wastes, and plant lease turnover costs. Income taxes include estimates and judgments for the tax bases of assets and liabilities and the future recoverability of deferred tax assets. Actual results may differ from these estimates and such estimates may change if the underlying conditions or assumptions change.

Government Investigation of Imports from France, Germany, the Netherlands and the United Kingdom

In 2003 and in January 2004, there were a number of developments related to the U.S. Department of Commerce's ("DOC") antidumping and countervailing duty orders imposed in February 2002 on imports of LEU from France, Germany, the Netherlands and the United Kingdom. LEU is produced in France by Eurodif, a company controlled by Cogema, and is produced in Germany, the Netherlands and the United Kingdom by Urenco.

In March 2003, the U.S. Court of International Trade ("CIT") remanded the DOC's determinations on certain general issues back to the DOC for reconsideration, indicating that the DOC had failed to adequately explain the rationale for the DOC's resolution of those issues. In June 2003, the DOC reaffirmed and elaborated on its determinations, again concluding that USEC is the sole domestic producer of LEU and that all imports of LEU are subject to antidumping and countervailing duty laws. In September 2003, the CIT affirmed the DOC's conclusions that USEC is the sole domestic producer of LEU, with standing to file its antidumping and countervailing duty petitions, and that imports of LEU pursuant to enrichment contracts are subject to U.S. countervailing duty law. However, the CIT reversed the DOC's decision that enrichment transactions are subject to the antidumping law.

The DOC's remand determination on these general issues will be reviewed in 2004 by the U.S. Court of Appeals for the Federal Circuit ("Federal Circuit") pursuant to appeals by the U.S. government, USEC and other parties to the case. Given the extensive factual, legal and policy findings and analysis presented by the DOC in its remand determination, USEC believes that the DOC has substantiated its determinations with sufficient depth and clarity for the Federal Circuit to affirm the DOC on all general issues, including the scope of the antidumping law.

A Federal Circuit ruling that the antidumping law does not apply to LEU imports under enrichment transactions could result in the exclusion of such imports from the scope of the antidumping order. Similarly, a Federal Circuit decision reversing the DOC's determinations that the countervailing duty applies to LEU imports pursuant to enrichment contracts or that USEC is the sole domestic producer of LEU with standing to file its antidumping and countervailing duty petitions, could further limit the scope of the DOC's determinations or lead to their dismissal. Moreover, the CIT has not yet ruled on other specific issues in the case.

The U.S. government will continue to collect duty deposits on LEU imports from France, Germany, the Netherlands and the United Kingdom, pending final rulings in the appeals. In January 2004, the DOC issued preliminary results in its administrative reviews of the antidumping and countervailing duty orders, which concluded that the actual margins of dumping and subsidization in 2001 and 2002 were lower than the deposit rates imposed in the orders. These preliminary results suggest that Eurodif reduced its level of dumping and Eurodif and Urenco obtained fewer benefits from subsidization following the granting of trade relief in the DOC's original investigations. If these preliminary margins become the final margins when the final results are issued (expected in the first half of 2004), the combined antidumping and countervailing duty cash deposit rate on 2001 and 2002 imports of LEU from France would be reduced from 32.1% to 8.37%, and the countervailing duty cash deposit rate on 2001 and 2002 imports from Germany, the Netherlands and the United Kingdom would be reduced from 2.23% to 1.4%. The antidumping and countervailing duty margins published in the final results will become the cash deposit rates for any imports thereafter.

Results of Operations

The following table sets forth certain items as a percentage of revenue:

	Years Ended December 31,		Six-Month Periods Ended December 31,		Fiscal Years Ended June 30,	
	2003	2002	2002	2001	2002	2001
Revenue	100%	100%	100%	100%	100%	100%
Cost of sales	89	93	95	94	93	87
Gross profit	11	7	5	6	7	13
Advanced technology development costs	3	2	2	1	1	1
Selling, general and administrative	5	4	4	3	3	4
Operating income (loss)	3%	1%	(1)%	2%	3%	8%

Results of Operations—Years Ended December 31, 2003 and 2002

Revenue

Revenue from sales of the SWU component of LEU amounted to $1,125.2 million in 2003, a reduction of $66.8 million (or 6%) from $1,192.0 million in 2002. The volume of SWU sold was 4% lower and the average price per SWU billed to customers was 1.6% lower in 2003 as a result of lower-priced contracts signed in earlier years. The reductions in volume were due to lower contractual commitments from customers and the timing and movement of customer orders.

Revenue from sales of uranium was $169.1 million in 2003, an increase of $87.7 million (or 108%) from $81.4 million in 2002. The increase reflects higher volume and higher prices. The volume of uranium sold increased substantially and included sales of $71.0 million using uranium purchased from third-party suppliers and uranium generated from underfeeding the enrichment process. USEC sells uranium from its inventory and supplements its supply of uranium by underfeeding the production process at the Paducah plant and by purchasing uranium from suppliers. Underfeeding is a mode of operation that uses or feeds less uranium but requires more SWU in the enrichment process, which requires more electric power. In producing the same amount of LEU, USEC varies its production process to underfeed uranium based on the relative economics of the cost of electric power versus the cost of uranium. Underfeeding increases the inventory of uranium that can be sold.

Revenue from government contracts was $166.0 million in 2003, an increase of $42.6 million (or 35%) from $123.4 million in 2002. USEC operated facilities to process out-of-specification uranium under a contract with DOE for the full year in 2003, compared with a three-month period in 2002. In addition, USEC earned a fee on the cold standby and uranium deposit removal contract in 2003 for work performed for DOE since July 2001.

Cost of Sales

Cost of sales for SWU and uranium amounted to $1,145.0 million in 2003, a reduction of $44.5 million (or 4%) from $1,189.5 million in 2002. The volume of SWU sold was 4% lower compared with 2002. Cost of sales per SWU improved by 6% as a result of purchases of SWU under the Russian

Contract based on market-based pricing terms effective in 2003 and lower production costs and higher production efficiency at the Paducah plant.

Cost of sales for U.S. Government contracts amounted to $150.2 million in 2003, an increase of $35.0 million (or 30%) from $115.2 million in 2002. USEC operated facilities to process out-of-specification uranium under a contract with DOE for the full year in 2003, compared with a three-month period in 2002.

Purchase Costs under Russian Contract

USEC is the Executive Agent of the U.S. Government under the Russian Contract to purchase the SWU component of LEU recovered from dismantled nuclear weapons from the former Soviet Union for use as fuel in commercial nuclear power plants. Purchases of SWU under the Russian Contract amounted to $443.6 million in 2003 and $499.5 million in 2002 (representing 47% of the combined produced and purchased supply mix in both years).

Production Costs

Production costs at the Paducah plant were lower in 2003 compared with 2002. Costs for electric power and labor were lower in 2003, but employee benefit costs were higher. Employee benefit costs increased in 2003 reflecting higher costs for pension and postretirement health benefit plans. Unit production costs improved 4% in 2003 reflecting more efficient operations and lower production costs. Power costs represented 61% of production costs, about the same as in 2002.

Labor costs were lower in 2003 compared with 2002 reflecting the effect of a five-month strike by union employees at the Paducah plant and workforce reductions at the Paducah plant involving 220 employees completed in 2003. In February 2003, members of the Paper, Allied-Industrial, Chemical and Energy Workers International Union Local 5-550 ("PACE"), representing 635 employees (about half of the workforce at the Paducah plant) went on strike. In June 2003, members of PACE voted to accept an eight-year contract with USEC and returned to work. As a result of workforce reductions, PACE represented 524 workers or 41% of the workforce at the Paducah plant at December 31, 2003.

Gross Profit

Gross profit amounted to $165.1 million in 2003, an increase of $73.0 million (or 79%) from $92.1 million in 2002. Gross margin was 11% in 2003, compared with 7% in 2002. The improvement resulted from lower costs for SWU purchased under the Russian Contract and lower production costs and higher production efficiency at the Paducah plant.

Gross profit in 2003 includes $11.8 million resulting from USEC and DOE finalizing the cold standby and uranium deposit removal contract in September 2003 for work performed at the Portsmouth plant from July 2001 to December 2003. USEC earned a fee on the contract along with a pension cost adjustment. The pension adjustment results from differences between pension costs calculated and funded in accordance with government cost accounting standards and pension costs determined in accordance with generally accepted accounting principles.

Special Charge (Credit) in 2002 for Consolidating Plant Operations

USEC recorded a special credit of $6.7 million ($4.2 million or $.05 per share after tax) in 2002 representing a change in estimate of costs for consolidating plant operations. The special credit included a cost reduction of $19.3 million for workforce reductions, primarily reflecting recovery from DOE of its pro rata share of severance benefits, and a cost reduction of $3.8 million for other exit costs. In June 2001, DOE authorized funding for the cold standby contract at the Portsmouth plant. As a result of DOE's program, the number of workforce reductions at the Portsmouth plant announced in June 2000 was reduced. The cost reductions were partly offset by charges of $16.4 million for asset impairments relating to transfer and shipping facilities at the Portsmouth plant. In February 2002, USEC announced plans to consolidate the transfer and shipping operations at the Paducah plant and costs for the related workforce reductions were accrued. The consolidation was completed in 2002.

Advanced Technology Development Costs

Advanced technology development costs amounted to $44.8 million in 2003, an increase of $21.9 million (or 96%) from $22.9 million in 2002. Costs for centrifuge development activities increased following the DOE-USEC Agreement signed in June 2002. In July 2003, USEC announced that it had accelerated the schedule to construct and operate the commercial centrifuge plant by one year. Total estimated costs for American Centrifuge demonstration activities remain at $150 million, of which $48.0 million had been incurred as of December 31, 2003.

Selling, General and Administrative

Selling, general and administrative expenses amounted to $69.4 million in 2003, an increase of $15.3 million (or 28%) from $54.1 million in 2002. Compensation expense increased $8.1 million, legal and consulting fees increased $2.9 million, insurance increased $2.3 million, and franchise taxes increased $1.7 million. The increase in compensation expense reflects costs for supplemental executive retirement benefits resulting from the early retirement of two executive officers. Legal and consulting expenses reflect an increased level of effort related to USEC's strategic initiatives. The increase in insurance expense reflects higher premiums for credit insurance and for directors and officers' liability insurance.

Operating Income

Operating income amounted to $50.9 million in 2003, an increase of $29.1 million (or 133%) from $21.8 million in

2002. The increase reflects the increase in gross profit, partly offset by accelerated centrifuge development costs and higher selling, general and administration expenses. Operating income in 2002 included a special credit of $6.7 million from a change in estimate of costs for consolidating plant operations.

Interest Expense and Interest Income

Interest expense amounted to $38.4 million in 2003, compared with $36.5 million in 2002. The date to settle the OVEC termination obligation was extended, and interest expense was accrued on the obligation in 2003.

Interest income amounted to $5.4 million in 2003 compared with $7.0 million in 2002. USEC ships LEU to nuclear fuel fabricators in advance of customer orders and earns interest income on the inventory balances maintained at the fabricators. Advance shipments were lower in 2003.

Provision (Credit) for Income Taxes

The provision for income taxes amounted to $7.2 million in 2003 and reflects an effective income tax rate of 40% applied to pretax income, compared with a credit for income taxes of $4.4 million resulting from a pretax loss and an effective tax rate of 57% in 2002. The effective tax rate of 57% applied to the pretax loss in 2002 reflects the benefit of export tax incentives. The tax benefit from export tax incentives was lower in 2003.

Net Income (Loss)

Net income amounted to $10.7 million (or $.13 per share) in 2003, compared with a net loss of $3.3 million (or $.04 per share) in 2002. The increase reflects the increase in gross profit, partly offset by accelerated centrifuge development costs and higher selling, general and administration expenses. The net loss in 2002 had included a special credit of $4.2 million (or $.05 per share) after tax from a change in estimate of costs for consolidating plant operations.

2004 Outlook

USEC expects revenue to be approximately $1.4 billion in 2004, with about half of such revenue coming in the fourth quarter due to timing of customer orders. SWU revenue will be impacted by sales lost to a major Japanese customer with 10 power reactors temporarily shut down for special inspections. Revenue includes expected uranium sales of about $170 million, of which $70 million will be provided by third-party uranium suppliers and from underfeeding uranium in the production process. Revenue from government contracts is not expected to change significantly from 2003.

In 2004, USEC expects to invest approximately $70 million in the American Centrifuge technology. Of this amount, $50 million relating to development work will be expensed, which has the effect of reducing USEC's net income by about $30 million. Approximately $20 million relating to the commercial centrifuge plant is expected to be capitalized in 2004.

Given the substantial investment in the American Centrifuge technology, USEC expects net income to be in a range of $6 to $8 million in 2004. USEC expects the gross profit margin to be 11%, about the same as in 2003.

USEC expects that cash flow from operating activities in 2004 will be in a range of negative $110 to $130 million and that capital expenditures, including costs relating to the American Centrifuge uranium enrichment plant, will be in a range of $30 to $35 million. USEC anticipates ending 2004 with a cash balance in the range of $40 to $60 million, and that net cash flow from operating activities will return to positive levels in 2005. USEC has no short-term debt, and the debt to total capitalization ratio is 36%.

Results of Operations—Six-Month Periods Ended December 31, 2002 and 2001

Revenue

Revenue from sales of the SWU component of LEU amounted to $658.5 million in the six-month period ended December 31, 2002, a reduction of $117.3 million (or 15%) from $775.8 million in the corresponding period of calendar 2001. The reduction was due to lower contractual commitments from domestic customers, the timing and movement of customer orders, and a decline of 1.5% in average prices billed to customers. The volume of SWU sold was 14% lower.

Revenue from sales of uranium was $49.3 million in the six-month period ended December 31, 2002, a reduction of $35.5 million (or 42%) from $84.8 million in the corresponding period of calendar 2001. The reduction was due to lower volumes.

Revenue from government contracts was $69.6 million in the six-month period ended December 31, 2002, an increase of $20.8 million (or 43%) from $48.8 million in the corresponding period of 2001. The increase reflects billings to DOE for the processing of out-of-specification uranium beginning in September 2002.

Cost of Sales

Cost of sales for SWU and uranium amounted to $675.0 million in the six-month period ended December 31, 2002, a reduction of $131.7 million (or 16%) from $806.7 million in the corresponding period of calendar 2001. The reduction primarily reflects the lower volumes of SWU and uranium sold. Cost of sales benefited from lower production costs for depleted uranium disposition resulting from the DOE-USEC Agreement signed in June 2002. Cost of sales in the six-month period ended December 31, 2002, was increased by costs accrued for the environmental cleanup of a depleted uranium disposal facility owned by Starmet CMI, a bankrupt contractor.

Cost of sales for U.S. Government contracts amounted to $66.0 million in the six-month period ended December 31, 2002, an increase of $14.3 million (or 28%) from $51.7 million in the corresponding period of calendar 2001. The increase reflects costs incurred processing out-of-specification uranium under contract with DOE.

Purchase Costs

Purchases of the SWU component of LEU under the Russian Contract amounted to $327.0 million in the six-month period ended December 31, 2002, about the same as in the corresponding period in calendar 2001. Unit costs of $90.42 per SWU, excluding shipping charges, were the same in both periods. Purchases represented 54% of the combined produced and purchased supply mix in the six-month period ended December 31, 2002, compared with 63% in the corresponding period in calendar 2001.

Production Costs

Production costs increased in the six-month period ended December 31, 2002, compared with the corresponding period in calendar 2001. USEC substantially increased production over the low level in the 2001 period. Unit production costs improved 13% reflecting more efficient operations and a more rapid return to full production following the summer of 2002. Electric power costs amounted to $164.8 million in the six-month period ended December 31, 2002, an increase of $42.6 million (or 35%) from $122.2 million in the corresponding period of calendar 2001. Power costs represented 60% of production costs, compared with 53% in the corresponding period of calendar 2001. Higher production costs were offset in part by lower costs for depleted uranium disposition. Under the DOE-USEC Agreement, DOE takes title for depleted uranium generated by USEC at the Paducah plant over a four-year period.

Gross Profit

Gross profit amounted to $36.4 million in the six-month period ended December 31, 2002, a reduction of $14.6 million (or 29%) from $51.0 million in the corresponding period of calendar 2001. The average SWU price billed to customers declined 1.5%, and SWU and uranium sales volumes were lower. Gross margin was 5%, compared with 6% in the corresponding period of calendar 2001.

Advanced Technology Development Costs

Advanced technology development costs amounted to $16.0 million in the six-month period ended December 31, 2002, compared with $5.7 million in the corresponding period of calendar 2001. American Centrifuge development activities accelerated following the DOE-USEC Agreement signed in June 2002.

Selling, General and Administrative

Selling, general and administrative expenses amounted to $27.6 million in the six-month period ended December 31, 2002, an increase of $3.4 million (or 14%) from $24.2 million in the corresponding period of calendar 2001. Higher expenses were incurred for compensation, recruiting, relocation, and insurance. Compensation expense increased $2.5 million, recruiting and relocation expense increased $.6 million, and insurance expense increased $.4 million. The increase in compensation reflects higher bonus awards and higher gross-up compensation from employee and executive relocations. A portion of the increase in the bonus resulted from the change in the bonus program to coincide with the change in fiscal year end from June 30 to December 31.

Operating Income (Loss)

The operating loss amounted to $7.2 million in the six-month period ended December 31, 2002, compared with operating income of $21.1 million in the corresponding period of calendar 2001. The reduction primarily reflects lower gross profit and higher costs for centrifuge development.

Interest Expense and Interest Income

Interest expense amounted to $18.6 million in the six-month period ended December 31, 2002, about the same as in the corresponding period of calendar 2001. Interest income amounted to $3.2 million in the six-month period ended December 31, 2002, compared with $4.9 million in the corresponding period of calendar 2001.

Provision (Credit) for Income Taxes

The provision (credit) for income taxes in the six-month period ended December 31, 2002, reflects an effective income tax rate of 35% applied to a pretax loss, compared with 37% applied to pretax income in the corresponding period of calendar 2001. The tax credit for the six-month period ended December 31, 2002, was reduced as a result of nondeductible expenses, principally lobbying.

Net Income (Loss)

There was a net loss of $14.7 million (or $.18 per share) in the six-month period ended December 31, 2002, compared with net income of $4.8 million (or $.06 per share) in the corresponding period of calendar 2001. The reduction primarily reflects lower gross profit and higher costs for centrifuge development.

Results of Operations—Fiscal Years Ended June 30, 2002 and 2001

Revenue

Revenue from sales of the SWU component of LEU amounted to $1,309.3 million in fiscal 2002, an increase of $252.0 million (or 24%) from $1,057.3 million in fiscal 2001. The substantial increase was due mainly to the timing and movement of customer nuclear reactor refueling orders, partly offset by a decline of 3% in average prices billed to customers. The volume of SWU sold increased 27%, and the number of customer refueling orders and the average order size were higher.

Revenue from sales of uranium was $116.9 million in fiscal 2002, an increase of $30.3 million (or 35%) from $86.6 million in fiscal 2001. The volume of uranium sold increased 27% and the average price improved 7%.

Revenue from government contracts was $102.6 million in fiscal 2002, an increase of $67.3 million (or 191%) from $35.3 million in fiscal 2001. The increase reflects contract work billed to DOE under the cold standby and uranium deposit removal contract for the full fiscal year 2002. Cold standby contract work began July 2001.

Cost of Sales

Cost of sales for SWU and uranium amounted to $1,321.2 million in fiscal 2002, an increase of $392.5 million (or 33%) from $991.7 million in fiscal 2001. The increase reflects the 27% increases in the volumes of both SWU and uranium sold, lower purchases of the SWU component of LEU under the Russian Contract, and high unit production costs. Purchases under the Russian Contract were 16% lower in fiscal 2002, compared with fiscal 2001, as a result of the delay in the approval by the U.S. Government of the contract amendment with new market-based pricing terms. In addition, production costs benefited from lower costs for depleted uranium disposition resulting from the DOE-USEC Agreement. Cost of sales in fiscal 2001 had benefited from the monetization of excess power at the Portsmouth plant in the summer of 2000. USEC did not take delivery of a substantial portion of the electric power intended for the Portsmouth plant that USEC was under contract to purchase, and in exchange OVEC reduced its billings to USEC by $44.0 million for the power that USEC did take. USEC ceased uranium enrichment operations at the Portsmouth plant in May 2001.

Purchases of the SWU component of LEU from the Russian Federation represented 50% of the combined produced and purchased supply mix in fiscal 2002, compared with 52% in fiscal 2001.

Electric power costs amounted to $301.6 million (representing 58% of production costs) in fiscal 2002, a reduction of $29.8 million (or 9%) from $331.4 million (representing 52% of production costs) in fiscal 2001. The reduction reflects lower production following the ceasing of uranium enrichment operations at the Portsmouth plant at the end of fiscal 2001.

Costs for labor and benefits were lower as the average number of employees at the plants declined 13% in fiscal 2002, compared with fiscal 2001. Labor costs in the fiscal 2001 period include costs for a retention bonus program for employees at the Portsmouth plant.

Cost of sales for U.S. Government contracts amounted to $100.9 million in fiscal 2002, an increase of $62.8 million (or 165%) from $38.1 million in fiscal 2001. The increase reflects costs incurred under the cold standby and uranium deposit removal contract with DOE for the full fiscal year 2002. Cold standby contract work began July 2001.

Gross Profit

Gross profit amounted to $106.7 million in fiscal 2002, a reduction of $42.7 million (or 29%) from $149.4 million in fiscal 2001. Gross margin was 7%, compared with 13% in fiscal 2001. Despite significantly higher revenue, margins declined due to lower purchases under the Russian Contract, high unit production costs, and the 3% decline in average SWU prices billed to customers.

Special Charges (Credit) for Consolidating Plant Operations

USEC recorded a special credit of $6.7 million ($4.2 million or $.05 per share after tax) in fiscal 2002 representing a change in estimate of costs for consolidating plant operations.

Selling, General and Administrative

Selling, general and administrative expenses amounted to $50.7 million in fiscal 2002, an increase of $1.9 million (or 4%) from $48.8 million in fiscal 2001. Lower costs from workforce reductions at the headquarters' office were offset by higher costs for outside legal counsel and other consultants providing services for the Russian Contract amendment approved in June 2002, the DOE-USEC Agreement signed in June 2002, and international trade actions.

Operating Income

Operating income amounted to $50.1 million in fiscal 2002, a reduction of $39.1 million (or 44%) from $89.2 million in fiscal 2001. The reduction reflects lower gross profit, partly offset by the special credit for consolidating plant operations.

Interest Expense

Interest expense amounted to $36.3 million in fiscal 2002, compared with $35.2 million in fiscal 2001. The increase reflects interest expense accrued on a deferred payment obligation under a power purchase agreement with TVA.

Provision for Income Taxes

The provision for income taxes in fiscal 2002 reflects an effective income tax rate of 28%. The provision (credit) for income taxes in the fiscal 2001 period includes a special income tax credit of $37.3 million (or $.46 per share) resulting from changes in the estimated amount of deferred income tax benefits that arose from the transition to taxable status. USEC transitioned to taxable status in July 1998 at the time of the initial public offering of common stock. The change in estimate resulted from a reassessment of certain deductions for which related income tax savings were not certain. Excluding the special income tax credit, the effective income tax rate was 37% in fiscal 2001.

Net Income

Net income amounted to $16.2 million (or $.20 per share) in fiscal 2002 and $78.4 million (or $.97 per share) in fiscal 2001. There was a special credit of $4.2 million (or $.05 per share) after tax in fiscal 2002 from a change in estimate of costs for consolidating plant operations and a special income tax credit of $37.3 million (or $.46 per share) in fiscal 2001.

Liquidity and Capital Resources

Contractual Commitments

USEC had contractual commitments at December 31, 2003, estimated as follows (in millions):

	2004	2005	2006	2007	2008	2009	Thereafter	Total
Financing:								
Long-term debt(1)	—	—	$350.0	—	—	$150.0	—	$ 500.0
Production:								
Power purchase commitments:								
Paducah plant(2)	$278.5	$256.0	145.5	—	—	—	—	680.0
OVEC termination obligation	33.2	—	—	—	—	—	—	33.2
Downblending highly enriched uranium from DOE	31.4	28.3	15.0	—	—	—	—	74.7
Purchase commitments(3)	27.4	3.3	—	—	—	—	—	30.7
Operating leases	6.0	5.7	4.8	$ 4.8	$ 4.4	—	—	25.7
Other long-term liabilities(4)	9.0	—	—	—	—	—	$ 180.0	189.0
	385.5	293.3	165.3	4.8	4.4	—	180.0	1,033.3
Purchase for Resale:								
Commitments to purchase SWU under Russian Contract(5)	437.7	437.7	437.7	437.7	437.7	437.7	1,750.8	4,377.0
Commitments to purchase uranium(6)	26.6	24.3	26.8	25.8	27.1	—	—	130.6
	464.3	462.0	464.5	463.5	464.8	437.7	1,750.8	4,507.6
	$849.8	$755.3	$979.8	$468.3	$469.2	$587.7	$1,930.8	$6,040.9

(1) 6.625% senior notes amounting to $350.0 million are due January 2006, and 6.750% senior notes amounting to $150.0 million are due January 2009.

(2) USEC purchases about 78% of the electric power for the Paducah plant pursuant to a power purchase agreement with TVA. Capacity and prices are fixed through May 2006.

(3) Purchase commitments are enforceable and legally binding and consist of purchase orders or contracts issued to vendors and suppliers to procure materials and services, such as the treatment and disposal of contaminated waste, centrifuge research, development and engineering, uranium cylinders, valves and overpacks, and transportation of uranium cylinders.

(4) Other long-term liabilities reported on the balance sheet include postretirement health and life benefit obligations.

(5) Under the amendment to the Russian Contract approved by the U.S. and Russian governments in June 2002, USEC agreed to continue to purchase 5.5 million SWU each year for the remaining term of the Russian Contract through 2013, including such amount in calendar 2013 as may be required to ensure that over the life of the Russian Contract USEC purchases SWU contained in 500 metric tons of highly enriched uranium. Over the life of the 20-year Russian Contract, USEC expects to purchase 92 million SWU contained in LEU derived from 500 metric tons of highly enriched uranium.

The amendment to the Russian Contract created a market-based mechanism to determine prices beginning in 2003 and continuing through 2013. Prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective of this index is used to minimize the disruptive effect of any short-term market price swings.

The Russian Contract also provides that, after the end of calendar year 2007, the parties may agree on appropriate adjustments, if necessary, to ensure that the Russian Executive Agent receives at least $7,565 million for the SWU component over the 20-year term of the Russian Contract through 2013. From inception of the Russian Contract to December 31, 2003, USEC had purchased the SWU component at an aggregate cost of $3,188 million. Amounts reported in the table above as commitments at December 31, 2003, reflect the remaining portion of the minimum amount payable under the Russian Contract pro rated over the periods. Actual amounts will be based on the multi-year index and will change based on changes in market prices.

(6) USEC sells uranium from its inventory and supplements its supply by purchasing uranium from suppliers.

Off-Balance Sheet Arrangements

There were no material off-balance sheet arrangements, obligations, or other relationships at December 31, 2003.

Liquidity and Cash Flows

Cash and cash equivalents amounted to $249.1 million at December 31, 2003, an increase of $78.0 million from $171.1 million at December 31, 2002. The increase primarily resulted from the liquidation of inventories and the 79% increase in gross margin.

Net cash flow from operating activities amounted to $144.9 million in 2003, compared with $201.0 million in 2002. Cash flow reflects a net inventory reduction or liquidation of $117.7 million in 2003 and $71.9 million in 2002. Sales of uranium from inventories transferred to USEC prior to the privatization in 1998 contribute to cash flow. Uranium sales were $169.1 million in 2003 (including $71.0 million using uranium purchased from third-party suppliers and generated from underfeeding) and $81.4 million in 2002. Cash flow in 2003 was reduced by accelerated centrifuge development spending and higher selling, general and administrative expenses.

Cash flow of $201.0 million in 2002 also benefited from a reduction of $118.1 million in accounts receivable. Collections from customers were high following a substantial increase in trade receivables at December 31, 2001, from record revenue in the last quarter of 2001. The variability of quarterly revenue, customer receivables, and cash flow reflects the timing and movement of customer orders.

Net cash outflow from operating activities amounted to $69.5 million in the six-month period ended December 31, 2002, compared with a net cash outflow of $8.1 million in the corresponding period of calendar 2001. A substantial reduction in inventories, primarily the liquidation of SWU inventories, had contributed to cash flow in the 2001 period. The timing of cash payments under the Russian Contract, the timing of collections of trade receivables, and lower operating results reduced cash flow in the six-month period ended December 31, 2002. In addition, deliveries against advances from customers resulted in non-cash revenue.

Net cash flow from operating activities amounted to $262.4 million in fiscal 2002, compared with $207.6 million in fiscal 2001. Cash flow in fiscal 2002 benefited from the substantial reduction in inventories, partly offset by a reduction in deferred revenue and advances from customers. Lower net income and cash payments for consolidating plant operations and income taxes reduced cash flow in fiscal 2002.

Capital expenditures amounted to $24.9 million in 2003, compared with $40.2 million in 2002. Capital expenditures in 2003 included costs for additional security measures and replacement equipment at the plants and, in 2002, included costs to complete upgrades of the transfer and shipping facilities at the Paducah plant.

Compliance with NRC regulations requires that USEC provide financial assurances regarding the cost of the eventual disposition of depleted uranium for which USEC retains disposal responsibility. An insurance deposit of $21.4 million was paid in the six-month period ended December 31, 2001, in connection with the issuance of a surety bond for the eventual disposition of depleted uranium.

Dividends paid to stockholders amounted to $45.2 million (or a quarterly rate of $.1375 per share) in 2003, about the same as in 2002. Beginning in December 2002, cash dividends are charged against excess of capital over par value in the stockholders' equity section.

Capital Structure and Financial Resources

In January 1999, USEC issued $350.0 million of 6.625% senior notes due January 2006 and $150.0 million of 6.750% senior notes due January 2009. The senior notes are unsecured obligations and rank on a parity with all other unsecured and unsubordinated indebtedness of USEC Inc.

There were no short-term borrowings at December 31, 2003 or 2002.

In September 2002, United States Enrichment Corporation, a wholly owned subsidiary of USEC, entered into a new three-year syndicated revolving credit facility. The facility provides up to $150 million in revolving credit commitments (including up to $50 million in letters of credit) and is secured by certain assets of the subsidiary and, subject to certain conditions, certain assets of USEC. Borrowings under the new facility are subject to limitations based on percentages of eligible accounts receivable and inventory. Obligations under the facility are fully and unconditionally guaranteed by USEC. Deferred financing costs for the revolving credit facility amounted to $4.7 million in 2002 and are being amortized to interest expense over the three-year term of the facility.

Outstanding borrowings under the facility bear interest at a variable rate equal to, based on the borrower's election, either (i) the sum of (x) the greater of the JPMorgan Chase Bank prime rate or the federal funds rate plus ½ of 1% plus (y) a margin ranging from .75% to 1.25% based upon collateral availability or (ii) the sum of LIBOR plus a margin ranging from 2.5% to 3% based on collateral availability. The revolving credit facility includes various operating and financial covenants that are customary for transactions of this type, including, without limitation, restrictions on the incurrence and prepayment of other indebtedness, granting of liens, sales of assets, making of investments, maintenance of a minimum amount of inventory, and payment of dividends or other distributions. The new facility does not restrict USEC's payment of common stock dividends at the current level, subject to the maintenance of a specified minimum level of collateral. Failure to satisfy the covenants would constitute an event of default. At December 31, 2003, USEC was in compliance with the covenants under the revolving credit facility.

The total debt-to-capitalization ratio was 36% at December 31, 2003, 35% at December 31, 2002, and 34% at June 30, 2002. In June 2003, Standard & Poor's revised the outlook on USEC from negative to stable and affirmed the BB– rating of USEC's senior notes ($500 million), the BB corporate credit rating, and the BBB– rating for the revolving credit facility. In November 2003, Moody's affirmed its negative outlook, Ba2 rating for senior notes, and Ba1 senior implied rating.

A summary of working capital follows (in millions):

	December 31, 2003	December 31, 2002	June 30, 2002
Cash and cash equivalents	$ 249.1	$ 171.1	$ 279.2
Accounts receivable	254.5	225.4	185.1
Inventories, net	838.2	862.1	889.7
Accounts payable and other assets, net	(326.7)	(341.0)	(428.8)
Working capital	$1,015.1	$ 917.6	$ 925.2

USEC expects that its cash, internally generated funds from operations, and available financing under the revolving credit facility will be sufficient in 2004 to meet its obligations as they become due and to fund operating requirements and capital expenditures for the Paducah plant, purchases of SWU under the Russian Contract, interest expense, demonstration costs for the American Centrifuge technology, termination obligations under the OVEC power purchase agreement, and quarterly dividends.

Environmental Matters

In addition to estimated costs for the future disposition of depleted uranium, USEC incurs costs for matters relating to compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of its operations. Environmental liabilities associated with plant operations prior to July 28, 1998, are the responsibility of the U.S. Government, except for liabilities relating to certain identified wastes generated by USEC and stored at the plants. DOE remains responsible for decontamination and decommissioning of the plants. Operating costs for environmental compliance were $19.5 million in 2003 and $22.7 million in 2002. USEC expects costs will approximate $15.0 million in 2004.

Reference is made to information regarding an environmental matter involving Starmet CMI, EPA, the South Carolina Department of Health and Environmental Control, DOE, USEC and others, reported in the note 11 of the notes to consolidated financial statements.

New Accounting Standards

Reference is made to note 2 of the notes to consolidated financial statements for information on new accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

At December 31, 2003, the balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and payables under the Russian Contract approximate fair value because of the short-term nature of the instruments.

USEC does not enter into financial instruments for trading purposes. The fair value of long-term debt is calculated based on a credit-adjusted spread over U.S. Treasury securities with similar maturities. The scheduled maturity dates of long-term debt, the balance sheet carrying amounts and related fair values at December 31, 2003, follow (in millions):

	Maturity Dates		December 31, 2003	
	January 2006	January 2009	Balance Sheet Carrying Amount	Fair Value
Long-term debt:				
6.625% senior notes	$350.0		$350.0	$331.6
6.750% senior notes		$150.0	150.0	134.4
			$500.0	$466.0

Consolidated Balance Sheets

(millions, except share and per share data)	December 31, 2003	December 31, 2002	June 30, 2002
ASSETS			
Current Assets			
Cash and cash equivalents	$ 249.1	$ 171.1	$ 279.2
Accounts receivable—trade	254.5	225.4	185.1
Inventories:			
Separative work units	673.0	689.1	708.1
Uranium	187.9	150.5	159.8
Materials and supplies	22.3	22.5	21.8
Total Inventories	883.2	862.1	889.7
Other	39.9	29.1	26.7
Total Current Assets	1,426.7	1,287.7	1,380.7
Property, Plant and Equipment, net	185.1	190.9	191.5
Other Assets			
Deferred income taxes	52.5	50.8	51.5
Prepayment and deposit for depleted uranium	47.1	46.1	46.0
Prepaid pension benefit costs	76.3	83.8	82.8
Inventories	266.1	390.2	415.5
Total Other Assets	442.0	570.9	595.8
Total Assets	$2,053.8	$2,049.5	$2,168.0
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	$ 221.5	$ 218.5	$ 224.2
Payables under Russian Contract	119.3	106.6	156.4
Uranium owed to suppliers	45.0	—	—
Deferred revenue and advances from customers	25.8	45.0	74.9
Total Current Liabilities	411.6	370.1	455.5
Long-Term Debt	500.0	500.0	500.0
Other Liabilities			
Deferred revenue and advances from customers	13.5	21.2	23.4
Depleted uranium disposition	53.5	57.9	58.0
Postretirement health and life benefit obligations	138.1	137.8	135.1
Other liabilities	50.9	48.1	46.7
Total Other Liabilities	256.0	265.0	263.2
Commitments and Contingencies (Notes 6, 10, and 11)			
Stockholders' Equity			
Preferred stock, par value $1.00 per share, 25,000,000 shares authorized, none issued	—	—	—
Common stock, par value $.10 per share, 250,000,000 shares authorized, 100,320,000 shares issued	10.0	10.0	10.0
Excess of capital over par value	1,009.0	1,054.8	1,066.1
Retained earnings (deficit)	(4.6)	(15.3)	10.6
Treasury stock, 17,766,000, 18,547,000 and 19,010,000 shares	(127.7)	(133.5)	(136.8)
Deferred compensation	(.5)	(1.6)	(.6)
Total Stockholders' Equity	886.2	914.4	949.3
Total Liabilities and Stockholders' Equity	$2,053.8	$2,049.5	$2,168.0

See notes to consolidated financial statements.

Consolidated Statements of Income (Loss)

(millions, except per share data)	Years Ended December 31, 2003	Years Ended December 31, 2002	Six-Month Periods Ended December 31, 2002	Six-Month Periods Ended December 31, 2001	Fiscal Years Ended June 30, 2002	Fiscal Years Ended June 30, 2001
		(Unaudited)		(Unaudited) As restated		
Revenue:						
Separative work units	$1,125.2	$1,192.0	$658.5	$775.8	$1,309.3	$1,057.3
Uranium	169.1	81.4	49.3	84.8	116.9	86.6
U.S. Government contracts	166.0	123.4	69.6	48.8	102.6	35.3
Total revenue	1,460.3	1,396.8	777.4	909.4	1,528.8	1,179.2
Cost of sales:						
Separative work units and uranium	1,145.0	1,189.5	675.0	806.7	1,321.2	991.7
U.S. Government contracts	150.2	115.2	66.0	51.7	100.9	38.1
Total cost of sales	1,295.2	1,304.7	741.0	858.4	1,422.1	1,029.8
Gross profit	165.1	92.1	36.4	51.0	106.7	149.4
Special charges (credit) for consolidating plant operations	—	(6.7)	—	—	(6.7)	—
Advanced technology development costs	44.8	22.9	16.0	5.7	12.6	11.4
Selling, general and administrative	69.4	54.1	27.6	24.2	50.7	48.8
Operating income (loss)	50.9	21.8	(7.2)	21.1	50.1	89.2
Interest expense	38.4	36.5	18.6	18.4	36.3	35.2
Interest (income)	(5.4)	(7.0)	(3.2)	(4.9)	(8.7)	(10.9)
Income (loss) before income taxes	17.9	(7.7)	(22.6)	7.6	22.5	64.9
Provision (credit) for income taxes	7.2	(4.4)	(7.9)	2.8	6.3	(13.5)
Net income (loss)	$ 10.7	$ (3.3)	$ (14.7)	$ 4.8	$ 16.2	$ 78.4
Net income (loss) per share—basic and diluted	$ .13	$ (.04)	$ (.18)	$ .06	$ .20	$ .97
Dividends per share	$ .55	$ .55	$ .275	$ .275	$ .55	$ .55
Average number of shares outstanding	82.2	81.4	81.6	80.9	81.1	80.7

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(millions, except per share data)	Years Ended December 31,		Six-Month Periods Ended December 31,		Fiscal Years Ended June 30,	
	2003	2002	2002	2001	2002	2001
		(Unaudited)		(Unaudited)		
Cash Flows From Operating Activities						
Net income (loss)	$ 10.7	$ (3.3)	$ (14.7)	$ 4.8	$ 16.2	$ 78.4
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and amortization	29.3	28.4	13.0	8.5	23.9	22.6
Depleted uranium disposition	(5.4)	(11.2)	(.2)	5.3	(5.7)	25.9
Deferred revenue and advances from customers	(26.9)	(25.3)	(32.1)	(57.0)	(50.2)	78.2
Deferred income taxes	(1.7)	5.6	.7	(14.3)	(9.4)	(31.4)
Changes in operating assets and liabilities:						
Accounts receivable—(increase) decrease	1.5	118.1	(40.3)	(167.7)	(9.3)	247.3
Inventories—net (increase) decrease	117.7	71.9	52.9	217.7	236.7	(274.0)
Payables under Russian Contract—increase (decrease)	12.7	6.8	(49.8)	(.5)	56.1	59.8
Accounts payable and other—net increase (decrease)	7.0	10.0	1.0	(4.9)	4.1	.8
Net Cash Provided by (Used in) Operating Activities	144.9	201.0	(69.5)	(8.1)	262.4	207.6
Cash Flows Used in Investing Activities						
Capital expenditures	(24.9)	(40.2)	(12.4)	(14.6)	(42.4)	(53.1)
Insurance deposit	—	—	—	(21.4)	(21.4)	—
Net Cash (Used in) Investing Activities	(24.9)	(40.2)	(12.4)	(36.0)	(63.8)	(53.1)
Cash Flows Used in Financing Activities						
Dividends paid to stockholders	(45.2)	(44.7)	(22.4)	(22.3)	(44.6)	(44.3)
Deferred financing costs	—	(4.7)	(4.7)	—	—	—
Repayment of short-term debt	—	—	—	—	—	(50.0)
Repurchase of common stock	—	—	—	—	—	(13.0)
Common stock issued	3.2	2.3	.9	1.3	2.7	2.3
Net Cash (Used in) Financing Activities	(42.0)	(47.1)	(26.2)	(21.0)	(41.9)	(105.0)
Net Increase (Decrease)	78.0	113.7	(108.1)	(65.1)	156.7	49.5
Cash and Cash Equivalents at Beginning of Period	171.1	57.4	279.2	122.5	122.5	73.0
Cash and Cash Equivalents at End of Period	$249.1	$171.1	$171.1	$ 57.4	$279.2	$122.5
Supplemental Cash Flow Information						
Interest paid	$ 34.7	$ 33.1	$ 16.7	$ 16.6	$ 33.0	$ 34.4
Income taxes paid (refund)	(10.0)	(5.4)	(6.2)	17.5	18.3	12.7

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(millions, except per share data)	Common Stock Par Value $.10 per Share	Excess of Capital Over Par Value	Retained Earnings (Deficit)	Treasury Stock	Deferred Compensation	Total Stockholders' Equity
Balance at June 30, 2000	$10.0	$1,070.7	$ 4.9	$(135.8)	$(2.5)	$947.3
Restricted and other stock issued, net of amortization	—	(3.8)	—	6.6	1.6	4.4
Repurchase of common stock	—	—	—	(13.0)	—	(13.0)
Dividends paid to stockholders	—	—	(44.3)	—	—	(44.3)
Net income	—	—	78.4	—	—	78.4
Balance at June 30, 2001	10.0	1,066.9	39.0	(142.2)	(.9)	972.8
Restricted and other stock issued, net of amortization	—	(.8)	—	5.4	.3	4.9
Dividends paid to stockholders	—	—	(44.6)	—	—	(44.6)
Net income	—	—	16.2	—	—	16.2
Balance at June 30, 2002	10.0	1,066.1	10.6	(136.8)	(.6)	949.3
Restricted and other stock issued, net of amortization	—	(.1)	—	3.3	(1.0)	2.2
Dividends paid to stockholders	—	(11.2)	(11.2)	—	—	(22.4)
Net income (loss)	—	—	(14.7)	—	—	(14.7)
Balance at December 31, 2002	10.0	1,054.8	(15.3)	(133.5)	(1.6)	914.4
Restricted and other stock issued, net of amortization	—	(.6)	—	5.8	1.1	6.3
Dividends paid to stockholders	—	(45.2)	—	—	—	(45.2)
Net income	—	—	10.7	—	—	10.7
Balance at December 31, 2003	$10.0	$1,009.0	$ (4.6)	$(127.7)	$ (.5)	$886.2

See notes to consolidated financial statements.

1. Nature of Operations

USEC Inc., a Delaware corporation ("USEC"), is a global energy company and is the world's leading supplier of low enriched uranium ("LEU") for commercial nuclear power plants. USEC supplies LEU to electric utilities for use in about 160 nuclear reactors worldwide.

Customers typically provide uranium to USEC as part of their enrichment contracts. Customers are billed for the separative work units ("SWU") deemed to be contained in the LEU delivered to them. SWU is a standard unit of measurement which represents the effort required to separate specific quantities of uranium containing .711% of U^{235} into two components: enriched uranium having a higher percentage of U^{235} and depleted uranium having a lower percentage of U^{235}. The SWU contained in LEU is calculated using an industry standard formula based on the physics of enrichment. USEC uses the gaseous diffusion process to enrich uranium, separating and concentrating the lighter uranium isotope U^{235} from its slightly heavier counterpart U^{238}. The process relies on the slight difference in mass between the isotopes for separation. The concentration of the isotope U^{235} is increased from less than 1% to up to 5%. Revenue is derived from sales of the SWU component of LEU, from sales of both the SWU and uranium components of LEU, and from sales of uranium.

USEC has been designated by the U.S. Government as the Executive Agent under a government-to-government agreement and as such entered into an agreement with the Executive Agent for the Russian Federation (the "Russian Contract") under which USEC purchases the SWU component of LEU derived from highly enriched uranium recovered from dismantled nuclear weapons of the Russian Federation for use in commercial electricity production.

USEC leases the Paducah gaseous diffusion plant located in Paducah, Kentucky and the Portsmouth gaseous diffusion plant located in Piketon, Ohio from the Department of Energy ("DOE"). USEC purchases about 78% of the electric power for the Paducah plant at fixed prices primarily under a power purchase agreement with Tennessee Valley Authority ("TVA"). USEC purchases the remaining portion of the electric power for the Paducah plant at market-based prices from TVA and under a power purchase contract between DOE and Electric Energy, Inc. ("EEI").

In May 2001, USEC ceased uranium enrichment operations at the Portsmouth plant and began cold standby and uranium deposit removal contract work for DOE. In 2001 and prior years, electric power for the Portsmouth plant had been purchased by USEC under a power purchase agreement between DOE and Ohio Valley Electric Corporation ("OVEC").

The gaseous diffusion plants are regulated by and are required to be recertified by the U.S. Nuclear Regulatory Commission ("NRC") every five years. In 2003, USEC applied for and NRC granted a renewal of the certifications for the five-year period ending December 2008. The recertification represents NRC's determination that the plants are in compliance with NRC safety, safeguards and security regulations.

USEC is in the process of demonstrating the American Centrifuge technology and expects to construct and operate the American Centrifuge uranium enrichment plant by 2010. In January 2004, USEC selected Piketon, Ohio as the site for the American Centrifuge uranium enrichment plant.

2. Summary of Significant Accounting Policies

Consolidation

USEC Inc. is a holding company. The consolidated financial statements include the accounts of USEC Inc., its principal subsidiary, United States Enrichment Corporation, and its other subsidiaries. All material intercompany transactions are eliminated.

In November 2002, the Board of Directors approved a change in fiscal year end from June 30 to December 31, effective December 31, 2002. Changing the fiscal year to a calendar year enables USEC to better align financial reporting with the way it manages and operates the business.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Inventories

Inventories of SWU and uranium are valued at the lower of cost or market. Market is based on the terms of long-term contracts with customers, and, for uranium not under contract, market is based primarily on long-term market prices quoted at the balance sheet date. SWU and uranium inventory costs are determined using the monthly moving average cost method. SWU costs are based on production costs at the plants, purchase costs under the Russian Contract, and costs of LEU recovered from downblending highly enriched uranium in the process of being transferred from the U.S. Government. Production costs consist principally of electric power, labor and benefits, depleted uranium disposition costs, materials, depreciation and amortization and maintenance and repairs. The cost of the SWU component of LEU purchased under the Russian Contract is recorded at acquisition cost plus related shipping costs.

Underfeeding is a mode of operation that uses or feeds less uranium but requires more SWU in the enrichment process, which requires more electric power. The quantity of uranium that is earned or added to uranium inventory from underfeeding is accounted for as a byproduct of the enrichment process, the costs for which is based on the market value of uranium. Uranium inventory costs are increased and SWU inventory costs are reduced as a result of underfeeding uranium.

Property, Plant and Equipment

Construction work in progress is recorded at acquisition or construction cost. Upon being placed into service, costs are transferred to leasehold improvements or machinery and equipment at which time depreciation and amortization commences. Leasehold improvements and machinery and equipment are recorded at acquisition cost and depreciated on a straight line basis over the shorter of the useful life of the assets or the expected productive life of the plant which is estimated to be 2010 for the Paducah plant. USEC leases most, but not all, of the buildings and facilities at the Paducah and Portsmouth plants from DOE. At the end of the lease, ownership and responsibility for decontamination and decommissioning of property, plant and equipment that USEC leaves at the plants transfer to DOE. Property, plant and equipment assets at December 31, 2003, are not subject to an asset retirement obligation. Maintenance and repair costs are charged to production costs as incurred.

A summary of changes in property, plant and equipment follows (in millions):

	June 30, 2001	Capital Expenditures (Depreciation)	Impairment at Portsmouth Plant	Transfers and Retirements	June 30, 2002	Capital Expenditures (Depreciation)	Transfers and Retirements	December 31, 2002
Construction work in progress	$ 24.2	$ 41.5	$ (.4)	$(42.2)	$ 23.1	$ 12.1	$ (20.9)	$ 14.3
Leasehold improvements	118.8	—	(11.3)	27.4	134.9	—	13.4	148.3
Machinery and equipment	124.4	.9	(9.0)	10.6	126.9	.3	7.5	134.7
	267.4	42.4	(20.7)	(4.2)	284.9	12.4	—	297.3
Accumulated depreciation and amortization	(77.6)	(23.9)	4.3	3.8	(93.4)	(13.0)	—	(106.4)
	$189.8	$ 18.5	$(16.4)	$ (.4)	$191.5	$ (.6)	$ —	$190.9

	December 31, 2002	Capital Expenditures (Depreciation)	Transfers and Retirements	December 31, 2003
Construction work in progress	$ 14.3	$ 21.9	$(27.1)	$ 9.1
Leasehold improvements	148.3	—	3.1	151.4
Machinery and equipment	134.7	3.0	22.4	160.1
	297.3	24.9	(1.6)	320.6
Accumulated depreciation and amortization	(106.4)	(29.3)	.2	(135.5)
	$ 190.9	$ (4.4)	$ (1.4)	$ 185.1

Revenue

Revenue from sales of the SWU and uranium components of LEU is recognized at the time LEU is delivered under the terms of contracts with domestic and international electric utility customers. Contracts with customers are primarily requirements contracts, under which customers are required to order LEU based on their annual reactor requirements. USEC ships LEU to nuclear fuel fabricators in advance of scheduled or anticipated orders from utility customers. Based on the customer orders, USEC arranges the transfer of title of LEU from USEC to the customer for the specified quantity of LEU at the fuel fabricator. Revenue is recognized when delivery of LEU to the customer occurs at the fuel fabricator. Some customers take title and delivery of LEU at the Paducah plant, and revenue is recognized when delivery occurs at the plant.

Certain customers make advance payments to be applied against future orders or deliveries. Advances from customers are reported as deferred revenue, and revenue is recognized as LEU is delivered. Under SWU barter contracts, USEC exchanges SWU for electric power or uranium. Revenue from the sale of SWU under barter contracts is recognized at the time LEU is delivered with selling prices for SWU based on the fair market value of the electric power or uranium received. Revenue from SWU barter contracts amounted to $9.5 million in 2003 and $21.7 million in the fiscal year ended June 30, 2002. There were no barter sales in the six-month period ended December 31, 2002.

USEC performs contract work for DOE and DOE contractors at the Portsmouth and Paducah plants. USEC records revenue as work is performed and as fees are earned. Amounts representing contract change orders or revised provisional billing rates are accrued and included in revenue when they can be reliably estimated and realization is probable. Revenue includes billings for pension costs based on government cost accounting standards, whereas costs and expenses include pension costs determined in accordance with generally accepted accounting principles.

Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and payables under the Russian Contract approximate fair value because of the short-term nature of the instruments.

Concentrations of Credit Risk

Credit risk could result from the possibility of a customer failing to perform according to the terms of a contract. Extension of credit is based on an evaluation of each customer's financial condition. USEC regularly monitors credit risk exposure and takes steps to mitigate the likelihood of such exposure resulting in a loss. Based on experience and outlook, an allowance for bad debts has not been established for trade receivables from utility customers.

Environmental Costs

Environmental costs relating to operations are accrued and charged to costs as incurred. Estimated future environmental costs, including depleted uranium disposition and waste disposal, are accrued where environmental assessments indicate that storage, treatment or disposal is probable and costs can be reasonably estimated. Costs are based on current cost estimates and are not discounted.

Advanced Technology Development Costs

Centrifuge development costs relating to the process of demonstrating the American Centrifuge technology are charged to expense as incurred. Demonstration costs include engineering, manufacturing, and testing of major components at centrifuge test facilities in Oak Ridge, Tennessee and the lead cascade demonstration facility in Piketon, Ohio. USEC expects that costs relating to the American Centrifuge uranium enrichment plant will begin to be capitalized in 2004.

Stock-Based Compensation

Compensation expense for employee stock compensation plans is measured using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As long as stock options are granted at an exercise price that is equal to the market value of common stock at the date of grant, there is no compensation expense for the grant, vesting or exercise of stock options.

Grants of restricted stock result in deferred compensation based on the market value of common stock at the date of grant. Deferred compensation is amortized to expense on a straight-line basis over the vesting period. Compensation expense for awards of restricted stock units is accrued over a three-year performance period.

Under the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," pro forma net income assumes compensation expense is recognized based on the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," with the fair value of stock options measured at the date of grant based on the Black-Scholes option-pricing model and amortized to expense over the vesting period. The following table illustrates the effect on net income (loss) if the fair value method of accounting had been applied (in millions, except per share data):

	Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Years Ended June 30,	
	2003	2002	2002	2001
Net income (loss), as reported	$10.7	$(14.7)	$16.2	$78.4
Add—Stock-based compensation expense included in reported results, net of tax	2.8	1.0	2.6	1.3
Deduct—Stock-based compensation expense determined under the fair-value method, net of tax	(4.3)	(2.0)	(3.7)	(2.7)
Pro forma net income (loss)	$ 9.2	$(15.7)	$15.1	$77.0
Net income (loss) per share:				
As reported	$ .13	$ (.18)	$ .20	$ .97
Pro forma	$ .11	$ (.19)	$ .19	$ .95
Weighted average fair value per share of stock options granted	$1.04	$ 1.83	$2.05	$ .96
Assumptions:				
Risk-free interest rate	3.5%	3.5%	4.4%	5.5%
Expected dividend yield	8%	8%	8%	7–10%
Expected volatility	35%	53%	50%	50–60%
Expected option life	6 years	6 years	6 years	6 years

Deferred Income Taxes

USEC follows the asset and liability approach to account for deferred income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences of temporary differences between the balance sheet carrying amounts of assets and liabilities and their respective tax bases. Deferred income taxes are based on income tax rates in effect for the years in which temporary differences are expected to reverse. The effect on deferred income taxes of a change in income tax rates is recognized in income when the change in rates is enacted in the law. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets may not be realized.

Net Income per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is calculated by increasing the weighted average number of shares by the assumed conversion of potentially dilutive stock options.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and costs and expenses during the periods presented. Pension and postretirement health and life benefits obligations and costs are based on actuarial assumptions and expected returns on plan assets. Revenue includes estimates and judgments relating to the recognition of deferred revenue and price adjustments under contracts with customers that involve pricing based on inflation rates and customers' nuclear fuel requirements. SWU and uranium inventories include estimates and judgments for production quantities and costs and the replacement or remediation of out-of-specification uranium by the DOE. Production costs include estimates of future costs for the storage, transportation and disposition of depleted uranium, the treatment and disposal of hazardous, low-level radioactive and mixed wastes, and plant lease turnover costs. Income taxes include estimates and judgments for the tax bases of assets and liabilities and the future recoverability of deferred tax assets. Actual results may differ from these estimates and such estimates may change if the underlying conditions or assumptions change.

New Accounting Standards

Financial Interpretation No. 46, "Consolidation of Variable Interest Entities," was revised by the Financial Accounting Standards Board in December 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the company that absorbs the majority of the entity's expected losses or receives the majority of the entity's expected residual returns. Adoption of the accounting interpretations did not have an effect on USEC's financial condition or results of operations.

Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" was revised by the Financial Accounting Standards Board in December 2003. USEC has provided additional disclosures related to plan assets, benefit obligations, cash flows, and net benefit costs as described in the revised accounting standards.

Under SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities," new accounting standards amend and clarify financial accounting and reporting for derivatives and for hedging activities. Adoption of the new accounting standards did not have an effect on USEC's financial condition or results of operations.

Under SFAS No. 150, "Accounting for Certain Instruments with Characteristics of both Liabilities and Equity," certain financial instruments with an obligation to transfer assets or to issue equity securities are classified as liabilities. Adoption of the new accounting standards did not have an effect on USEC's financial condition or results of operations.

In 2001, the American Institute of Certified Public Accountants ("AICPA") issued its proposed Statement of Position ("SOP"), "Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment." In 2003, the AICPA completed redeliberations of the proposed SOP based on the comment letters received, and a revised proposed SOP is expected to be submitted to the Financial Accounting Standards Board in 2004. USEC is in the process of evaluating the potential impact of the proposed SOP. USEC has not completed its assessment of the proposed SOP and has not determined whether or not it would have a material effect on its financial position or results of operations.

Financial Data Unaudited

Unaudited consolidated condensed financial data for 2002 and for the six-month period ended December 31, 2001, are presented for comparative purposes. The financial data reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial results.

Reclassifications

Certain amounts in the consolidated financial statements have been reclassified to conform with the current presentation.

3. Restatement of Statements of Income (Loss)

USEC performs contract work for DOE and DOE contractors at the Portsmouth and Paducah plants. Beginning in 2003, billings under government contracts are reported as part of revenue, and costs are reported as part of costs and expenses. In earlier years, the net amount of income or expense for government contracts had been reported as part of other income (expense) net. The statements of income (loss) for periods prior to 2003 have been restated to conform to the current presentation. Revenue and cost of sales increased, and other income (expense), net was adjusted by the net amount. There is no effect on net income (loss) or net income (loss) per share as a result of the change. The effects of the restatement follow (in millions, except per share data):

	As previously reported(1)	As restated(2)
Six-Month Period Ended December 31, 2002		
Revenue	$ 707.8	$ 777.4
Cost of sales	675.0	741.0
Other (income) expense, net	(3.6)	—
Net income (loss)	(14.7)	(14.7)
Net income (loss) per share	$ (.18)	$ (.18)
Fiscal Year Ended June 30, 2002		
Revenue	$1,426.2	$1,528.8
Cost of sales	1,321.2	1,422.1
Other (income) expense, net	(1.7)	—
Net income	16.2	16.2
Net income per share	$ .20	$ .20
Fiscal Year Ended June 30, 2001(3)		
Revenue	$1,143.9	$1,179.2
Cost of sales	991.7	1,029.8
Other (income) expense, net	2.8(3)	—
Net income	78.4	78.4
Net income per share	$ .97	$ .97

(1) Prior to 2003, interest income, amounting to $3.2 million in the six-month period ended December 31, 2002, $8.7 million in the fiscal year ended June 30, 2002, and $10.9 million in the fiscal year ended June 30, 2001, had been reported as part of other income. Beginning in 2003, interest income is reported as a separate line item in the statement of income (loss) and periods prior to 2003 have been reclassified to conform to the current presentation.

(2) Pursuant to SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," segment information is presented in note 15 to the consolidated financial statements.

(3) The consolidated financial statements for the fiscal year ended June 30, 2001, have been restated to conform to the current year presentation. USEC considers this to be an inconsequential change.

4. Accounts Receivable

Accounts receivable include the following (in millions):

	December 31, 2003	December 31, 2002	June 30, 2002
Trade receivables:			
Utility customers	$ 168.4	$ 163.5	$ 136.3
U.S. Government contracts	22.8	28.6	29.0
Uranium loaned to customers	30.6	—	3.6
Retainage under government contracts	—	10.6	7.3
Unbilled revenue under government contracts	32.7	22.7	8.9
	$ 254.5	$ 225.4	$ 185.1

Billings under government contracts are invoiced based on provisional billing rates approved by DOE. Unbilled revenue represents the difference between actual costs incurred and invoiced amounts. USEC expects to invoice and collect the unbilled amounts as soon as revised provisional billing rates are approved by DOE.

5. Inventories

Inventories and related balance sheet accounts follow (in millions):

	December 31, 2003	December 31, 2002	June 30, 2002
Current assets:			
Separative work units	$ 673.0	$ 689.1	$ 708.1
Uranium	187.9	150.5	159.8
Materials and supplies	22.3	22.5	21.8
	883.2	862.1	889.7
Long-term assets:			
Out-of-specification uranium	156.2	230.9	237.5
Highly enriched uranium from Department of Energy	109.9	159.3	178.0
	266.1	390.2	415.5
Current liabilities:			
Uranium owed to suppliers	(45.0)	—	—
Inventories, net	$1,104.3	$1,252.3	$1,305.2

Uranium Provided by Customers and Suppliers

USEC holds uranium with estimated fair values of $877.9 million at December 31, 2003, $830.2 million at December 31, 2002, and $801.5 million at June 30, 2002, for which title is held by customers and suppliers and for which no assets or liabilities are recorded on the balance sheet. Utility customers provide uranium to USEC as part of their enrichment contracts.

Title to uranium provided by customers remains with the customer until delivery of LEU at which time title to LEU is transferred to the customer.

Replacing Out-of-Specification Natural Uranium Inventory

In December 2000, USEC reported to DOE that 9,550 metric tons of natural uranium with a cost of $237.5 million transferred to USEC from DOE prior to privatization in 1998 may contain elevated levels of technetium that would put the uranium out of specification for commercial use. Out of specification means that the uranium would not meet the industry standard as defined in the American Society for Testing and Materials ("ASTM") specification "Standard Specification for Uranium Hexafluoride for Enrichment." The levels of technetium exceeded allowable levels in the ASTM specification. Under the DOE-USEC Agreement, DOE is obligated to replace or remediate the affected uranium inventory, and USEC has been working with DOE to facilitate this process.

Under the DOE-USEC Agreement ("DOE-USEC Agreement"), USEC operated facilities at the Portsmouth plant for the 15-month period ending in September 2003 and completed the processing and removal of contaminants from 2,909 metric tons of out-of-specification natural uranium. USEC will release the United States Government from liability with respect to the 2,909 metric tons. USEC incurred direct costs of $20.6 million to operate the facilities, and DOE is compensating USEC for the direct costs by taking title to depleted uranium generated by USEC at the Paducah plant up to a maximum of 23.3 million kilograms of uranium. At December 31, 2003, DOE had taken title to 73% of the depleted uranium. The transfer of depleted uranium to DOE reduces USEC's costs for the disposition of depleted uranium. In addition, DOE is responsible for and USEC has billed DOE for site infrastructure or indirect costs associated with the operation of the facilities.

Under two subsequent agreements with DOE covering the period from September 18 to December 19, 2003, as well as additional processing subsequent to December 19, 2003, USEC processed and removed contaminants from 635 metric tons. At December 31, 2003, the remaining amount of uranium inventory that may be impacted is 6,006 metric tons with a cost of $156.2 million reported as part of long-term assets.

Pursuant to the terms of the DOE-USEC Agreement, DOE was obligated to exchange, replace, clean up or reimburse USEC for 2,116 metric tons of the out-of-specification natural uranium as of March 31, 2003. Although DOE had not exchanged, replaced or cleaned up, or reimbursed USEC as of January 31, 2004, USEC expects DOE will fulfill its obligation pursuant to the terms of the DOE-USEC Agreement. With respect to the remaining out-of-specification natural uranium amounting to 3,890 metric tons, USEC is continuing to process the uranium in 2004. Negotiations are underway with DOE to agree on the terms of the clean-up program since December 19, 2003, and to extend the program to clean up the remaining contaminated uranium. However, continuation of the program is subject to DOE funding and Congressional appropriations.

DOE's obligations to replace or remediate all remaining out-of-specification natural uranium continue until all such uranium is replaced or remediated, and DOE's obligations survive any termination of the DOE-USEC Agreement as long as USEC is producing low enriched uranium containing at least 1 million Separative Work Units per year at the Paducah plant or at a new enrichment facility. DOE's obligations to replace or remediate out-of-specification natural uranium are subject to availability of appropriated funds and legislative authority, and compliance with applicable law. Although the parties are pursuing any necessary legislative or administrative authority, there can be no assurance that Congress will pass requisite legislation or that DOE will act on existing regulatory authority. An impairment in the valuation of uranium inventory would result if DOE fails to exchange, replace, clean up or reimburse USEC for some or all of the out-of-specification natural uranium for which DOE has assumed responsibility. Depending on the amount, an impairment could have an adverse effect on USEC's financial condition and results of operations.

6. Purchase of Separative Work Units Under Russian Contract

In January 1994, USEC on behalf of the U.S. Government signed the 20-year Russian Contract with OAO Techsnabexport ("TENEX," or "the Russian Executive Agent"), the Executive Agent for the Ministry of Atomic Energy of the Russian Federation, under which USEC purchases the SWU component of LEU derived from up to 500 metric tons of highly enriched uranium recovered from dismantled nuclear weapons from the former Soviet Union. Highly enriched uranium is blended down in Russia and delivered to USEC, F.O.B. St. Petersburg, Russia, for sale and use in commercial nuclear reactors.

In June 2002, the U.S. and Russian governments approved implementation of new, market-based pricing terms for the remaining term of the Russian Contract through 2013. An amendment to the Russian Contract created a market-based mechanism to determine prices beginning in 2003 and continuing through 2013. In consideration for this stable and economic structure for the future, USEC agreed to extend the calendar year 2001 price of $90.42 per SWU through 2002. Beginning in 2003, prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective of this index is used to minimize the disruptive effect of any short-term market price swings. The amendment also provides that, after the end of 2007, USEC and the Russian Executive Agent may agree on appropriate adjustments, if necessary, to ensure that the Russian Executive Agent receives at least $7,565 million for the SWU component over the 20-year term of the Russian Contract through 2013. From inception of the

Russian Contract to December 31, 2002, USEC has purchased the SWU component at an aggregate cost of $3,188 million.

The cost of the SWU component of LEU purchased under the Russian Contract, including related shipping charges, amounted to $453.7 million in 2003, $327.0 million in the six-month period ended December 31, 2002, and $510.5 million in the fiscal year ended June 30, 2002.

7. Income Taxes

The provision (credit) for income taxes follows (in millions):

	Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Years Ended June 30,	
	2003	2002	2002	2001
Current:				
Federal	$12.1	$(7.6)	$14.1	$ 16.4
State and local	1.9	(1.0)	1.6	1.5
	14.0	(8.6)	15.7	17.9
Deferred:				
Federal	(6.0)	.6	(8.5)	5.4
State and local	(.8)	.1	(.9)	.5
	(6.8)	.7	(9.4)	5.9
Special deferred tax credit from transition to taxable status:				
Federal	—	—	—	(34.3)
State and local	—	—	—	(3.0)
	—	—	—	(37.3)
	$ 7.2	$(7.9)	$ 6.3	$(13.5)

The provision (credit) for income taxes in the fiscal year ended June 30, 2001, includes a special income tax credit of $37.3 million resulting from changes in the estimated amount of deferred income tax benefits that arose from the transition to taxable status. USEC transitioned to taxable status in July 1998 at the time of the privatization. The change in estimate resulted from a reassessment of certain deductions for which related income tax savings were not certain.

Future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and USEC's estimate of the tax bases of its assets and liabilities resulted in deferred tax assets and liabilities, as follows (in millions):

	December 31, 2003	December 31, 2002	June 30, 2002
Deferred tax assets:			
Plant lease turnover and other exit costs	$ 39.4	$ 42.1	$ 44.7
Employee benefits costs	23.6	18.5	18.7
Tax intangibles	10.3	11.4	12.0
Deferred costs for depleted uranium	23.5	28.4	27.0
Tax credit carryforwards	6.0	10.2	3.2
Other	.3	2.4	.4
	103.1	113.0	106.0
Valuation allowance	(45.2)	(45.2)	(45.2)
Deferred tax assets, net of valuation allowance	57.9	67.8	60.8
Deferred tax liabilities:			
Property, plant and equipment	3.9	8.1	5.6
Inventory costs	1.5	8.9	3.7
Deferred tax liabilities	5.4	17.0	9.3
	$ 52.5	$ 50.8	$ 51.5

The valuation allowance of $45.2 million reduces deferred tax assets to $57.9 million at December 31, 2003, a net amount that USEC has determined, based on an assessment of positive and negative available evidence, is more likely than not to be realized in future years. USEC intends to maintain the valuation allowance against deferred tax assets until changes in circumstances occur, such as developments relating to the American Centrifuge technology, or other positive or negative evidence is established to support a change in the allowance.

A reconciliation of income taxes calculated based on the federal statutory income tax rate of 35% and the effective tax rate follows:

	Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Years Ended June 30,	
	2003	2002	2002	2001
Federal statutory tax rate	35%	(35)%	35%	35%
State income taxes (credit), net of federal	3	(3)	3	5
Export tax incentives	(1)	(3)	(9)	(5)
Other	3	6	(1)	2
	40	(35)	28	37
Special deferred tax credit from transition to taxable status	—	—	—	(58)
	40%	(35)%	28%	(21)%

8. Debt

	December 31, 2003	December 31, 2002	June 30, 2002
Long-term debt (in millions):			
6.625% senior notes, due January 20, 2006	$350.0	$350.0	$350.0
6.750% senior notes, due January 20, 2009	150.0	150.0	150.0
	$500.0	$500.0	$500.0

There were no short-term borrowings at December 31, 2003, December 31, 2002, or June 30, 2002.

In January 1999, USEC issued $350.0 million of 6.625% senior notes due January 20, 2006, and $150.0 million of 6.750% senior notes due January 20, 2009, resulting in net proceeds of $495.2 million. The senior notes are unsecured obligations and rank on a parity with all other unsecured and unsubordinated indebtedness of USEC Inc. The senior notes are not subject to any sinking fund requirements. Interest is paid every six months on January 20 and July 20. The senior notes may be redeemed by USEC at any time at a redemption price equal to the principal amount plus any accrued interest up to the redemption date plus a make-whole premium, as defined.

In September 2002, United States Enrichment Corporation, a wholly owned principal operating subsidiary of USEC, entered into a new three-year syndicated revolving credit facility. The facility provides up to $150 million in revolving credit commitments (including up to $50.0 million in letters of credit) and is secured by certain assets of the subsidiary and, subject to certain conditions, certain assets of USEC. Borrowings under the new facility are subject to limitations based on percentages of eligible accounts receivable and inventory. Obligations under the facility are fully and unconditionally guaranteed by USEC. Deferred financing costs for the revolving credit facility amounted to $4.7 million in 2002 and are being amortized to interest expense over the three-year term of the facility.

Outstanding borrowings under the facility bear interest at a variable rate equal to, based on the borrower's election, either (i) the sum of (x) the greater of the JPMorgan Chase Bank prime rate or the federal funds rate plus ½ of 1% plus (y) a margin ranging from .75% to 1.25% based upon collateral availability or (ii) the sum of LIBOR plus a margin ranging from 2.5% to 3% based on collateral availability. The revolving credit facility includes various operating and financial covenants that are customary for transactions of this type, including, without limitation, restrictions on the incurrence and prepayment of other indebtedness, granting of liens, sales of assets, making of investments, maintenance of a minimum amount of inventory, and payment of dividends or other distributions. The new facility does not restrict USEC's payment of common stock dividends at the current level, subject to the maintenance of a specified minimum level of collateral. Failure to satisfy the covenants would constitute an event of default. At December 31, 2003, USEC was in compliance with the covenants under the revolving credit facility.

At December 31, 2003, the fair value of debt calculated based on a credit-adjusted spread over U.S. Treasury securities with similar maturities was $466.0 million, compared with the balance sheet carrying amount of $500.0 million.

9. Special Charges for Consolidating Plant Operations

Changes in accrued liabilities resulting from special charges for consolidating plant operations follow (in millions):

	Balance June 30, 2000	Paid and Utilized	Balance June 30, 2001	Special Charge (Credit)	Paid and Utilized	Balance June 30, 2002
Workforce reductions	$45.2	$(15.2)	$30.0	$(19.3)	$ (1.5)	$ 9.2
Lease turnover and other exit costs	30.7	(7.4)	23.3	(3.8)	(3.1)	16.4
Impairment of property, plant and equipment	—	—	—	16.4	(16.4)	—
	$75.9	$(22.6)	$53.3	$ (6.7)	$(21.0)	$25.6

	Balance June 30, 2002	Charge (Credit)	Paid and Utilized	Balance December 31, 2002	Charge (Credit)	Paid and Utilized	Balance December 31, 2003
Workforce reductions:							
Portsmouth	$ 9.2	$(6.3)	$(2.9)	—	—	—	—
Paducah	—	6.3	—	$ 6.3	$1.3	$ (7.6)	—
Lease turnover and other exit costs	16.4	—	.1	16.5	(.8)	(2.8)	$12.9
	$25.6	$ —	$(2.8)	$22.8	$ .5	$(10.4)	$12.9

In June 2000, USEC announced workforce reductions and plans to cease uranium enrichment operations at the Portsmouth plant, resulting in special charges of $141.5 million in the fiscal year ended June 30, 2000 ($88.7 million or $.97 per share after tax). In May 2001, USEC ceased uranium enrichment operations at the Portsmouth plant as an important step in the ongoing efforts to consolidate plant operations, reduce costs, and better align worldwide supply and demand. In the first quarter of calendar 2002, USEC recorded a special credit of $6.7 million ($4.2 million or $.05 per share after tax) representing a change in estimate of costs for consolidating plant operations.

Under the DOE-USEC Agreement, the Portsmouth plant has been operating facilities to remove contaminants from out-of-specification uranium inventories. As a result, the number of workforce reductions at the Portsmouth plant changed, and costs of $6.3 million previously accrued for workforce reductions were reduced in the six-month period ended December 31, 2002, for the change in estimate. In November 2002, USEC announced and accrued estimated costs of $6.3 million for workforce reductions involving 200 employees at the Paducah plant. There was no net increase or decrease in estimated costs for workforce reductions in the six-month period ended December 31, 2002. In 2003, additional efficiencies were identified and the number of workforce reductions at the Paducah plant was expanded to 220 employees. The workforce reductions were completed in 2003 and resulted in the payment of the accrued liability of $6.3 million and the payment of an additional $1.3 million that was charged to cost of sales in 2003.

Amounts paid and utilized include cash payments, non-cash charges for asset impairments, and liabilities incurred for incremental pension and postretirement health benefits. The remaining liability for lease turnover and other exit costs at the Portsmouth plant amounted to $12.9 million at December 31, 2003.

10. Environmental Matters

Environmental compliance costs include the handling, treatment and disposal of hazardous substances and wastes. Pursuant to the USEC Privatization Act, environmental liabilities associated with plant operations prior to July 28, 1998, are the responsibility of the U.S. Government, except for liabilities relating to certain identified wastes generated by USEC and stored at the plants. DOE remains responsible for decontamination and decommissioning of the plants.

Depleted Uranium

USEC stores depleted uranium at the plants and accrues estimated costs for the future disposition of depleted uranium. The long-term liability is dependent upon the volume of depleted uranium generated and estimated transportation, conversion and disposal costs. Under the DOE-USEC Agreement, DOE is taking title to depleted uranium generated by USEC at the Paducah plant over a four-year period up to a maximum of 23.3 million kilograms of uranium. The transfer of depleted uranium to DOE reduces USEC's costs for the disposition of depleted uranium. The accrued liability for the future disposition of depleted uranium is included in long-term liabilities and amounted to $53.5 million at December 31, 2003, $57.9 million at December 31, 2002, and $58.0 million at June 30, 2002.

In June 1998, USEC and DOE entered into an agreement, under which DOE assumed responsibility for disposal of a certain quantity of depleted uranium to be generated by USEC and USEC paid $50.0 million to DOE. The prepayment for depleted uranium is reduced as depleted uranium is transferred to DOE over the term of the agreement. The unamortized balance included in prepayment and deposit for depleted uranium in long-term assets amounted to $24.7 million at December 31, 2003 and 2002 and at June 30, 2002.

Compliance with NRC regulations requires that USEC provide financial assurance regarding the cost of the eventual disposition of depleted uranium for which USEC retains disposal responsibility. An insurance deposit of $21.4 million was paid in the fiscal year ended June 30, 2002, in connection with the issuance of a surety bond for the eventual disposition of depleted uranium. The insurance deposit is included in prepayment and deposit for depleted uranium in long-term assets, and earns interest at a rate approximating the five-year U.S. Treasury rate.

Other Environmental Matters

USEC's operations generate hazardous, low-level radioactive and mixed wastes. The storage, treatment, and disposal of wastes are regulated by federal and state laws. USEC utilizes off-site treatment and disposal facilities and stores wastes at the plants pursuant to permits, orders and agreements with DOE and various state agencies. Liabilities accrued for the treatment and disposal of stored wastes generated by USEC's operations amounted to $5.1 million at December 31, 2003, $4.4 million at December 31, 2002, and $4.8 million at June 30, 2002.

Nuclear Indemnification

DOE is required to indemnify USEC against claims for public liability arising out of or in connection with activities under the lease, including domestic transportation, resulting from a nuclear incident or precautionary evacuation. DOE's obligations are capped at the $9.4 billion statutory limit calculated pursuant to the Price-Anderson Act for each nuclear incident or precautionary evacuation occurring inside the United States, as these terms are defined in the U.S. Atomic Energy Act of 1954, as amended. The DOE indemnification against public liability provided in the USEC lease was not affected by the expiration or the renewal of the Price-Anderson Act and continues in effect.

In connection with international transportation of LEU, it is possible for a claim to be asserted which may not fall within the indemnification under the Price-Anderson Act. In its customer contracts and operations, USEC takes steps to mitigate any risk consistent with commercial practice in the nuclear fuel business, and USEC believes that, in the event a claim was asserted, it would be covered by international conventions and/or applicable national laws.

11. Commitments and Contingencies

Power Contracts and Commitments

The gaseous diffusion process uses significant amounts of electric power to enrich uranium, and, in 2003, the power load at the Paducah plant averaged 1,409 megawatts. Costs for electric power represented 61% of production costs at the Paducah plant in 2003. USEC reduces LEU production and the related power load in the summer months when power availability is low and power costs are high. USEC purchased 78% of the electric power for the Paducah plant in 2003 at fixed prices primarily under a power purchase agreement with Tennessee Valley Authority ("TVA"). Capacity under the TVA agreement ranges from 300 megawatts in the summer months to 1,650 megawatts in the non-summer months, and prices are fixed through May 2006. Subject to prior notice and under certain circumstances, TVA may interrupt power to the Paducah plant, except for a minimum load of 300 megawatts that can only be interrupted under limited circumstances.

In addition, USEC purchases the remaining portion of the electric power for the Paducah plant at market-based prices from TVA and under a power purchase contract between DOE and Electric Energy, Inc. ("EEI"). DOE transferred the benefits of the EEI power purchase contract to USEC. Market prices for electric power vary seasonally with rates higher during the winter and summer as a function of the extremity of the weather.

USEC is obligated, whether or not it takes delivery of electric power, to make minimum annual payments for the purchase of electric power from TVA and others, estimated as follows (in millions):

2004	$278.5
2005	256.0
2006	145.5
	$680.0

Ohio Valley Electric Corporation

In fiscal 2001 and prior years, USEC purchased electric power for the Portsmouth uranium enrichment plant from DOE under a contract that USEC concluded with DOE in July 1993. DOE acquired the power from the Ohio Valley Electric Corporation ("OVEC") under a power purchase agreement signed in 1952. In June 2000, USEC announced that it would cease uranium enrichment operations at the Portsmouth plant in June 2001. As a result of this decision, in September 2000, USEC requested that DOE notify OVEC that DOE would terminate the power purchase agreement effective April 30, 2003, and that DOE would cease taking power after August 2001. At the end of fiscal 2001, USEC ceased uranium enrichment operations at the Portsmouth plant.

As a result of termination of the power purchase agreement, DOE is responsible for a portion of the costs incurred by OVEC for postretirement health and life insurance benefits and for the eventual decommissioning, demolition and shutdown of the coal-burning power generating facilities owned and operated by OVEC. Under its July 1993 contract with DOE, USEC is, in turn, responsible for a portion of DOE's costs. In February 2004, OVEC and DOE, and DOE and USEC, entered into agreements and settled all the issues relating to the termination, and USEC paid $33.2 million representing its share of costs.

Legal Matters

Environmental Matters

In 1998, USEC contracted with Starmet CMI ("Starmet") to convert a small portion of USEC's depleted uranium into a form that could be used in certain beneficial applications or disposed of at existing commercial disposal facilities. In 2002, Starmet ceased operations at its Barnwell, South Carolina facility.

In November 2002, USEC received notice from the U.S. Environmental Protection Agency ("EPA") that EPA was undertaking removal action under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended (commonly known as Superfund), to clean up two evaporation ponds and remove and dispose of certain drums and other material located at Starmet's Barnwell site containing uranium and other byproducts of Starmet's activities at the site. The notice also stated that EPA believed USEC as well as other parties, including agencies of the U.S. Government, are potentially responsible parties ("PRPs") under CERCLA. EPA plans to return the site to the South Carolina Department of Health and Environmental Control ("SCDHEC") after the completion of EPA's removal action for SCDHEC to conduct an investigation to determine if there is a need for any further actions at the site.

In February 2003, USEC received notice from SCDHEC indicating that USEC and other parties, including agencies of the U.S. Government, are PRPs under CERCLA and applicable South Carolina law. In May 2003, SCDHEC requested that USEC and other parties reimburse SCDHEC for $.4 million in costs it had incurred. The parties have agreed to a proposed settlement, and USEC has accrued its share of such costs.

Based on EPA estimates and other data, estimated costs to remove and dispose of drums and other material and to remediate the two evaporation ponds at the site have increased to $25 to $30 million. In February 2004, USEC and certain federal agencies who have been identified as PRPs under CERCLA entered into an agreement with EPA, under which USEC is responsible for removing certain material from the site that is attributable to quantities of depleted uranium USEC had sent to the site. USEC has engaged contractors to remove and dispose of such material.

The EPA will perform the removal and disposal of the remaining material using funds provided by the settling federal agencies. USEC will receive contribution protection and covenants from EPA not to sue for the material being removed by USEC and the material being removed by EPA with funding from the settling federal agencies. The agreement does not settle or provide protection against any claims EPA may bring for past or future costs of remediating the evaporation ponds or other matters at the site.

It is not known what additional cleanup could be required by EPA or SCDHEC or to what extent such costs may be recoverable under CERCLA or South Carolina law from USEC or from other PRPs. Under CERCLA, EPA has the authority to order USEC or the other PRPs to clean up the Barnwell site or EPA may initiate an action in federal court for reimbursement of costs incurred in cleaning up the site. Each PRP may be held jointly and severally liable for all cleanup costs incurred by third parties, such as EPA.

At December 31, 2003, USEC has an accrued liability of $9.0 million representing its current estimate of its share of costs to comply with the EPA settlement agreement, the proposed SCDHEC settlement, and other costs associated with the Starmet facility. Additional costs could be incurred due to a number of factors including, but not limited to, increases in costs associated with the removal and disposal of material from the Starmet site, increases in costs associated with remediation of the evaporation ponds, or a decision by EPA or SCDHEC to perform additional remediation at the site after completion of the removal and disposal activities. An allocation of costs to USEC in excess of the amounts that USEC has accrued at December 31, 2003, could have an adverse effect on USEC's results of operations.

Other

USEC is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, USEC does not believe that the outcome of any of these legal matters will have a material adverse effect on its results of operations or financial position.

Lease Commitments

Total costs incurred under the lease with DOE for the plants and leases for office space and equipment aggregated $7.5 million in 2003, $3.3 million in the six-month period ended December 31, 2002, and $6.5 million in the fiscal year ended June 30, 2002. Minimum lease payments are estimated at $6.0 million for 2004, $5.7 million for 2005, $4.8 million for 2006, $4.8 million for 2007, and $4.4 million for 2008.

Except as provided in the DOE-USEC Agreement, USEC has the right to extend the lease for the plants indefinitely and may terminate the lease in its entirety or with respect to one of the plants at any time upon two year's notice. DOE retained responsibility for decontamination and decommissioning of the plants. At termination of the lease, USEC may leave the property in "as is" condition, but must remove all wastes generated by USEC, which are subject to off-site disposal, and must place the plants in a safe shutdown condition. Lease turnover costs are accrued based on current cost estimates over the expected productive life of the plant which is estimated to be 2010 for the Paducah plant. Accrued liabilities for lease turnover costs are not discounted and amounted to $42.7 million at December 31, 2003, $39.9 million at December 31, 2002, and $38.5 million at June 30, 2002.

12. Pension and Postretirement Health and Life Benefits

There are 7,300 employees and retirees covered by defined benefit pension plans providing retirement benefits based on compensation and years of service, and 3,500 employees, retirees and dependents covered by postretirement health and life benefit plans. DOE retained the obligation for postretirement health and life benefits for workers who retired prior to July 28, 1998.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 enacted in December 2003 will provide a prescription drug benefit for seniors and a federal subsidy to sponsors of postretirement health benefit plans. The postretirement health benefit obligation and the related benefit cost in 2003 do not reflect effects of the legislation. USEC is continuing to evaluate the legislation and its effect on the postretirement health benefit obligation and costs. The Financial Accounting Standards Board has indicated that it will provide accounting guidance on the effects of the legislation.

Changes in the projected benefit obligations and plan assets and the funded status of the plans follow (in millions):

	Defined Benefit Pension Plans			Postretirement Health and Life Benefit Plans		
	Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Year Ended June 30,	Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Year Ended June 30,
	2003	2002	2002	2003	2002	2002
Changes in Benefit Obligations						
Obligations at beginning of period	$521.2	$486.2	$452.5	$ 193.3	$ 173.2	$ 153.6
Actuarial (gains) losses	66.1	26.3	17.4	26.7	12.1	3.5
Service costs	11.5	5.6	10.3	6.3	3.5	7.2
Interest costs	35.3	17.3	34.6	13.2	6.3	11.9
Benefits paid	(31.8)	(14.2)	(28.6)	(4.9)	(1.8)	(3.0)
Obligations at end of period	602.3	521.2	486.2	234.6	193.3	173.2
Changes in Plan Assets						
Fair value of plan assets at beginning of period	507.6	542.5	574.4	42.7	43.7	42.0
Actual return (loss) on plan assets	126.4	(22.3)	(4.3)	11.0	(2.8)	(1.5)
USEC contributions	8.9	1.6	1.0	8.3	3.6	6.2
Benefits paid	(31.8)	(14.2)	(28.6)	(4.9)	(1.8)	(3.0)
Fair value of plan assets at end of period	611.1	507.6	542.5	57.1	42.7	43.7
Funded (unfunded) status	8.8	(13.6)	56.3	(177.5)	(150.6)	(129.5)
Unrecognized prior service costs (benefit)	2.9	1.4	1.5	(3.3)	(5.8)	(7.0)
Unrecognized net actuarial (gains) losses	64.6	96.0	25.0	42.7	18.6	1.4
Prepaid (accrued) benefit costs at end of period	$ 76.3	$ 83.8	$ 82.8	$(138.1)	$(137.8)	$(135.1)
Assumptions used to determine benefit obligations at end of period:						
Discount rate	6.00%	6.75%	7.25%	6.00%	6.75%	7.25%
Compensation increases	4.00	4.25	4.50	4.00	4.25	4.50

Projected benefit obligations are based on actuarial assumptions including future increases in compensation. Accumulated benefit obligations are based on actuarial assumptions but do not include possible future increases in compensation. The accumulated benefit obligations for the defined benefit pension plans was $525.7 million at December 31, 2003, $456.3 million at December 31, 2002, and $419.3 million at June 30, 2002.

The expected cost of providing pension benefits is accrued over the years employees render service, and actuarial gains and losses are amortized over the employees' average future service life. For postretirement health and life benefits, actuarial gains and losses and prior service costs or benefits are amortized over the employees' average remaining years of service from age 40 until the date of full benefit eligibility.

The components of net benefit costs (income) follow (in millions):

	Defined Benefit Pension Plans				Postretirement Health and Life Benefit Plans			
	Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Year Ended June 30,		Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Year Ended June 30,	
	2003	2002	2002	2001	2003	2002	2002	2001
Service cost	$ 11.5	$ 5.6	$ 10.3	$ 9.4	$ 6.3	$ 3.5	$ 7.2	$ 7.1
Interest cost	35.3	17.3	34.6	33.7	13.2	6.3	11.9	12.4
Expected return on plan assets (gains)	(44.5)	(23.5)	(50.5)	(55.0)	(3.6)	(2.0)	(3.6)	(3.4)
Amortization of prior service costs (credit)	.2	—	.1	—	(2.4)	(1.2)	(2.4)	(2.4)
Amortization of actuarial (gains) losses	4.8	—	—	(7.3)	—	—	—	—
Net benefit costs (income)	$ 7.3	$ (.6)	$ (5.5)	$(19.2)	$ 13.5	$ 6.6	$13.1	$13.7
Assumptions used to determine net benefit costs:								
Discount rate	6.75%	7.25%	7.50%	8.00%	6.75%	7.25%	7.50%	8.00%
Expected return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00	9.00	9.00
Compensation increases	4.25	4.5	4.50	4.50	4.25	4.50	4.50	4.50

The expected return on plan assets for determining net benefits costs has been reduced to 8.50% for 2004. The expected return is based on the weighted average of long-term return expectations for the composition of the plans' equity and debt securities. Expected returns for each asset class are based on historical returns and expectations of future returns. Independent investment advisors manage assets in each category to maximize investment returns within reasonable and prudent levels of risk. Risk is reduced by diversifying plan assets in a broad mix of asset classes and by following a strategic asset allocation approach. Asset classes and target weights are adjusted periodically to optimize the long-term portfolio risk/return tradeoff, to provide liquidity for benefit payments, and to align portfolio risk with the underlying obligations.

Healthcare cost trend rates used to measure postretirement health benefit obligations follow:

	Postretirement Health Benefits Plans		
	December 31,		June 30,
	2003	2002	2002
Healthcare cost trend rate for the following year	10%	10%	12%
Long-term rate that the healthcare cost trend rate gradually declines to	5%	5%	5%
Year that the healthcare cost trend rate is expected to reach the long-term rate	2009	2006	2006

A one-percentage-point change in the assumed healthcare cost trend rates would have an effect on the postretirement health benefit obligation and costs, as follows (in millions):

	One Percentage Point	
	Increase	Decrease
Postretirement health benefit obligation	$34.0	$(27.7)
Net benefit costs	3.2	(2.6)

Plan Assets

The allocation of plan assets between equity and debt securities and the target allocation range by asset category follows:

	Percentage of Plan Assets			Target Allocation Range
	December 31,		June 30,	
	2003	2002	2002	2003
Defined Benefit Pension Plans				
Equity securities	63%	59%	60%	50–70%
Debt securities	37	41	40	30–50
	100%	100%	100%	
Postretirement Health and Life Plans				
Equity securities	65%	64%	63%	55–75%
Debt securities	35	36	37	25–45
	100%	100%	100%	

Cash Flows

USEC's cash contributions to the plans in 2004 are expected as follows: $8.3 million for the defined benefit pension plans and $9.0 million for the postretirement health and life benefit plans.

Other Plans

USEC sponsors 401(k) and other defined contribution plans for employees. Employee contributions are matched at established rates. Amounts contributed are invested in securities and administered by independent trustees. USEC's matching cash contributions amounted to $4.8 million in 2003, $2.6 million in the six-month period ended December 31, 2002, and $5.3 million in the fiscal year ended June 30, 2002.

13. Deferred Compensation

Pursuant to Supplemental Executive Retirement Plans ("SERP") and pension restoration plans, USEC provides executive officers additional retirement benefits in excess of qualified plan limits imposed by tax law. Under a 401(k) restoration plan, executive officers contribute and USEC matches contributions in excess of amounts eligible under the 401(k) plan. Costs for plans providing SERP, pension and 401(k) restoration benefits for executive officers amounted to $9.7 million in 2003, $1.3 million in the six-month period ended December 31, 2002, $2.3 million in the fiscal year ended June 30, 2002, and $1.3 million in the fiscal year ended June 30, 2001.

14. Stockholders' Equity

Dividend Payments

Cash dividend payments of $45.2 million (quarterly rate of $.1375 per share) in 2003 and $11.2 million (or $.1375 per share) paid in December 2002 were charged against excess of capital over par value in the stockholders' equity section. Cash dividends paid at the quarterly rate of $.1375 per share in March, June and September 2002 aggregated $33.5 million and were charged against retained earnings.

Common Stock

Changes in the number of shares of common stock outstanding follow (in thousands):

	Shares Issued	Treasury Stock	Shares Outstanding
Balance at June 30, 2000	100,320	(17,842)	82,478
Repurchase of common stock	—	(2,819)	(2,819)
Common stock issued	—	907	907
Balance at June 30, 2001	100,320	(19,754)	80,566
Common stock issued	—	744	744
Balance at June 30, 2002	100,320	(19,010)	81,310
Common stock issued	—	463	463
Balance at December 31, 2002	100,320	(18,547)	81,773
Common stock issued	—	781	781
Balance at December 31, 2003	100,320	(17,766)	82,554

Preferred Stock Purchase Rights

In April 2001, the Board of Directors approved a shareholder rights plan, under which shareholders of record on May 9, 2001, received rights that initially trade together with USEC common stock and are not exercisable. In the absence of further action by the Board, the rights generally would become exercisable and allow the holder to acquire USEC common stock at a discounted price if a person or group acquires 15% or more of the outstanding shares of USEC common stock or commences a tender or exchange offer to acquire 15% or more of the common stock of USEC. However, any rights held by the acquirer would not be exercisable. The Board of Directors may direct USEC to redeem the rights at $.01 per right at any time before the tenth day following the acquisition of 15% or more of USEC common stock.

Stock-Based Compensation

In February 1999, stockholders approved the USEC Inc. 1999 Equity Incentive Plan (the "Plan"), under which 9.0 million shares of common stock were reserved for issuance over a 10-year period: 6,750,000 shares for nonqualified and incentive stock options and 2,250,000 shares for restricted stock or stock units, performance awards and other stock-based awards. There were 2,227,000 shares available for future awards under the Plan at December 31, 2003, including: 1,494,000 shares available for grants of stock options and 733,000 shares for other awards. A total of 3,092,000 shares was available at December 31, 2002.

Grants of restricted stock, net of forfeitures, resulted in deferred compensation, based on the market value of common stock at the date of grant, of $1.4 million in 2003, $2.1 million in the six-month period ended December 31, 2002, and $2.3 million in the fiscal year ended June 30, 2002. Sale of such shares is restricted prior to the date of vesting. Deferred compensation is amortized to expense on a straight-line basis over the vesting period.

Compensation expense for restricted stock units is accrued to expense over a three-year performance period.

Stock-based compensation expense amounted to $4.5 million in 2003, $1.6 million in the six-month period ended December 31, 2002, and $4.2 million in the fiscal year ended June 30, 2002.

As long as stock options are granted at an exercise price equal to the market value of common stock at the date of grant, there is no compensation expense for the grant, vesting, or exercise of stock options. Options vest or become exercisable in equal annual installments over a three to five year period and expire 10 years from the date of grant. In the fiscal year ended June 30, 2002, certain officers and employees surrendered their rights to 1.2 million stock options that had been granted to them in the fiscal year ended June 30, 2000, at an exercise price of $11.88 per share.

A summary of shares available for grants of stock options and stock options outstanding follows (shares in thousands):

	Shares Available for Grant of Stock Options	Outstanding Stock Options	
		Shares	Weighted-Average Exercise Price
Balance at June 30, 2000	2,571	4,179	$ 8.27
Granted	(108)	108	4.33
Exercised	—	(67)	4.69
Forfeited	972	(972)	9.69
Balance at June 30, 2001	3,435	3,248	7.78
Granted	(1,138)	1,138	8.18
Exercised	—	(162)	5.06
Forfeited	1,378	(1,378)	11.36
Balance at June 30, 2002	3,675	2,846	6.40
Granted	(1,575)	1,575	7.02
Exercised	—	(56)	4.69
Forfeited	37	(37)	8.30
Balance at December 31, 2002	2,137	4,328	6.63
Granted	(728)	728	6.97
Exercised	—	(264)	5.19
Forfeited	85	(85)	10.16
Balance at December 31, 2003	1,494	4,707	$ 6.70

Options outstanding and options exercisable at December 31, 2003, follow (shares in thousands):

Exercise Price	Options Outstanding	Remaining Life in Years	Options Exercisable
$4.69	1,234	6.3	1,234
7.00	699	8.2	112
7.02	1,443	7.4	665
7.90	300	.9	300
8.50	743	7.6	519
4 to 14	288	7.1	216
	4,707	6.8	3,046

In February 1999, stockholders approved the USEC Inc. 1999 Employee Stock Purchase Plan under which 2.5 million shares of common stock can be purchased over a 10-year period by participating employees at 85% of the lower of the market price at the beginning or the end of each six-month offer period. Employees can elect to designate up to 10% of their compensation to purchase common stock under the plan. There were 333,000 shares purchased by participating employees in 2003, 130,000 shares purchased in the six-month period ended December 31, 2002, and 320,000 shares purchased in the fiscal year ended June 30, 2002.

15. Revenue by Geographic Area, Major Customers and Segment Information

Revenue attributed to domestic and foreign customers, including customers in a foreign country representing 10% or more of total revenue, follows (in millions):

	Years Ended December 31,		Six-Month Periods Ended December 31,		Fiscal Years Ended June 30,	
	2003	2002	2002	2001	2002	2001
		(Unaudited)		(Unaudited)		
United States	$ 931.7	$ 860.2	$457.0	$651.2	$1,054.3	$ 592.2
Foreign:						
Japan	277.8	342.9	171.0	178.6	350.5	370.6
Other	250.8	193.7	149.4	79.6	124.0	216.4
	528.6	536.6	320.4	258.2	474.5	587.0
	$1,460.3	$1,396.8	$777.4	$909.4	$1,528.8	$1,179.2

Revenue from Exelon Corporation, a domestic customer, represented more than 10%, but less than 15% of total revenue in 2003, the six-month period ended December 31, 2002, and the fiscal years ended June 30, 2002 and 2001. Revenue under government contracts with DOE and DOE contractors represented 11% of total revenue in 2003.

USEC's long-term or long-lived assets include property, plant and equipment and other assets reported on the balance sheet at December 31, 2003, all of which were located in the United States.

USEC has two reportable segments: low enriched uranium and U.S. Government contracts. Low enriched uranium is the primary business focus and includes sales of the SWU component of LEU, sales of both the SWU and uranium components of LEU, and sales of uranium. The government contracts segment represents work performed for DOE and DOE contractors at the Portsmouth and Paducah plants.

Operating income for segment reporting is measured before selling, general and administrative expenses. Advanced technology development costs reduce the operating income of the low enriched uranium segment. There are no intersegment transactions that impact revenue or operating income before selling, general, and administrative expenses.

	Year Ended December 31,	Six-Month Period Ended December 31,	Fiscal Years Ended June 30,	
(millions)	2003	2002	2002	2001
Revenue:				
Low enriched uranium	$1,294.3	$707.8	$1,426.2	$1,143.9
U.S. Government contracts	166.0	69.6	102.6	35.3
	$1,460.3	$777.4	$1,528.8	$1,179.2
Operating income (loss) before selling, general, and administrative expenses:				
Low enriched uranium	$ 149.3	$ 32.8	$ 111.7	$ 152.2
Less: Advanced technology development costs	44.8	16.0	12.6	11.4
	104.5	16.8	99.1	140.8
U.S. Government contracts	15.8(1)	3.6	1.7	(2.8)
Operating income before selling, general, and administrative expenses	120.3	20.4	100.8	138.0
Selling, general, and administrative	69.4	27.6	50.7	48.8
Operating income (loss)	50.9	(7.2)	50.1	89.2
Interest expense, net of interest income	33.0	15.4	27.6	24.3
Income (loss) before income taxes	$ 17.9	$ (22.6)	$ 22.5	$ 64.9

(1) Operating income before selling, general, and administrative expenses for government contracts in 2003 includes $11.8 million resulting from USEC and DOE finalizing the cold standby and uranium deposit removal contract in September 2003 for work performed at the Portsmouth plant from July 2001 to December 2003. USEC earned a fee on the contract along with a pension cost adjustment. The pension adjustment results from differences between pension costs calculated and funded in accordance with government cost accounting standards and pension costs determined in accordance with generally accepted accounting principles.

(millions)	December 31, 2003	December 31, 2002	June 30, 2002
Assets:			
Low enriched uranium	$1,995.2	$1,987.6	$2,122.8
U.S. Government contracts	58.1	61.9	45.2
	$2,053.3	$2,049.5	$2,168.0

16. Quarterly Financial Data (Unaudited)

The following table summarizes quarterly and annual results of operations (in millions, except per share data):

	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Year 2003
	As restated(1)				
Revenue	$327.1	$362.6	$341.1	$429.5	$1,460.3
Cost of sales	292.0	321.0	304.4	377.8	1,295.2
Gross profit	35.1	41.6	36.7	51.7	165.1
Advanced technology development costs	9.6	11.0	10.6	13.6	44.8
Selling, general and administrative	14.4	14.8	12.3	27.9	69.4
Operating income	11.1	15.8	13.8	10.2	50.9
Interest expense	9.2	9.7	9.8	9.7	38.4
Interest (income)	(1.7)	(1.4)	(1.5)	(.8)	(5.4)
Provision for income taxes	1.5	3.2	2.1	.4	7.2
Net income	$ 2.1	$ 4.3	$ 3.4	$ .9	$ 10.7
Net income per share—basic and diluted	$ .03	$ .05	$ .04	$ .01	$ .13
Average number of shares outstanding	82.0	82.2	82.3	82.5	82.2

	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Year 2002
	As restated(1)				
Revenue	$272.6	$346.8	$394.4	$383.0	$1,396.8
Cost of sales	252.5	311.2	367.6	373.4	1,304.7
Gross profit	20.1	35.6	26.8	9.6	92.1
Special charge (credit) for consolidating plant operations	(6.7)(2)	—	—	—	(6.7)(2)
Advanced technology development costs	2.4	4.5	6.0	10.0	22.9
Selling, general and administrative	11.7	14.8	11.7	15.9	54.1
Operating income (loss)	12.7	16.3	9.1	(16.3)	21.8
Interest expense	8.9	9.0	9.3	9.3	36.5
Interest (income)	(1.6)	(2.2)	(2.2)	(1.0)	(7.0)
Provision (credit) for income taxes	1.1	2.4	.8	(8.7)	(4.4)
Net income (loss)	$ 4.3	$ 7.1	$ 1.2	$ (15.9)	$ (3.3)
Net income (loss) per share—basic and diluted	$ .05	$ .09	$ .01	$ (.19)	$ (.04)
Average number of shares outstanding	80.9	81.3	81.5	81.7	81.4

(1) USEC performs contract work for DOE and DOE contractors at the Portsmouth and Paducah plants. Beginning in the fourth quarter of 2003, billings under government contracts are reported as part of revenue, and costs are reported as part of costs and expenses. In earlier periods, the net amount of income or expense for government contracts was reported as part of other income (expense) net. The statements of income (loss) for periods prior to the fourth quarter of 2003 have been restated to conform to the current presentation. There is no effect on net income or net income per share as a result of the change.

(2) The special credit of $6.7 million ($4.2 million or $.05 per share after tax) in the first quarter of 2002 represents a change in estimate of costs for consolidating plant operations.

Report of Independent Auditors

To the Board of Directors and Stockholders of USEC Inc.:

In our opinion, the consolidated financial statements of USEC Inc. listed in the accompanying index present fairly, in all material respects, the financial position of USEC Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and cash flows for the year ended December 31, 2003, the six-month period ended December 31, 2002, and the fiscal year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of USEC Inc. for the fiscal year ended June 30, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated July 26, 2001.

As discussed in note 3 to the consolidated financial statements, the Company has restated the consolidated statements of income (loss) for the six-month period ended December 31, 2002, and for the fiscal year ended June 30, 2002 to reflect work under government contracts as revenue and cost of sales rather than as a component of other income (expense), net.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, Virginia
February 11, 2004

Report of Independent Public Accountants

This is a copy of the report of independent public accountants issued by Arthur Andersen LLP on July 26, 2001. The report has not been reissued. The consolidated financial statements of USEC Inc. as of June 30, 2000, and for the fiscal years ended June 30, 2000 and 1999 are not required to be included in this annual report.

To USEC Inc.:

We have audited the accompanying consolidated balance sheets of USEC Inc. (a Delaware Corporation) as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USEC Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Vienna, Virginia
July 26, 2001

USEC's common stock trades on the New York Stock Exchange under the symbol "USU." High and low sales prices and cash dividends paid per share follow:

	High	Low	Cash Dividends Cash
2003			
January to March	$ 6.99	$5.20	$.1375
April to June	7.69	5.27	.1375
July to September	7.50	6.40	.1375
October to December	9.00	6.43	.1375
2002			
January to March	7.60	5.35	.1375
April to June	10.20	6.35	.1375
July to September	8.80	6.04	.1375
October to December	7.02	5.93	.1375

For federal income tax purposes, USEC has determined that 73% of the dividend payment in 2003 is taxable to shareholders, and 27% represents a non-taxable return of capital to shareholders. Dividend payments in 2002 were 100% taxable to shareholders.

There are 250 million shares of common stock and 25 million shares of preferred stock authorized. At December 31, 2003, there were 82,554,000 shares of common stock issued and outstanding and approximately 26,000 beneficial holders of common stock. No preferred shares have been issued.

Information concerning securities authorized for issuance under equity compensation plans is incorporated by reference to the section entitled "Equity Compensation Plan Information" in the definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities and Exchange Act of 1934 for the annual meeting of stockholders scheduled to be held on April 29, 2004.

The declaration of dividends is subject to the discretion of the Board of Directors and depends, among other things, on results of operations, financial condition, cash requirements, restrictions imposed by financing arrangements, and any other factors deemed relevant by the Board of Directors.

In April 2001, the Board of Directors approved a shareholder rights plan. Each shareholder of record on May 9, 2001, received preferred stock purchase rights that trade together with USEC common stock and are not exercisable. In the absence of further action by the Board, the rights generally would become exercisable and allow the holder to acquire USEC common stock at a discounted price if a person or group acquires 15% or more of the outstanding shares of USEC common stock or commences a tender or exchange offer to acquire 15% or more of the common stock of USEC. However, any rights held by the acquirer would not be exercisable. The Board of Directors may direct USEC to redeem the rights at $.01 per right at any time before the tenth day following the acquisition of 15% or more of USEC common stock.

In order to comply with certain statutory requirements and to meet certain conditions for maintaining NRC certification of the plants, USEC's Certificate of Incorporation (the "Charter") sets forth certain restrictions on foreign ownership of securities, including a provision prohibiting foreign persons (as defined in the Charter) from collectively having beneficial ownership of more than 10% of the voting securities. The Charter also contains certain enforcement mechanisms with respect to the foreign ownership restrictions, including suspension of voting rights, redemption of such shares and/or the refusal to recognize the transfer of shares on the record books of USEC.

Stock Exchange Listing

USEC Inc. common stock is listed and traded on the New York Stock Exchange under the ticker symbol USU. Options are listed and traded on the Chicago Board of Exchange, the American Stock Exchange and the Pacific Stock Exchange. As of February 12, 2004, the Company had approximately 26,000 beneficial holders of its common stock.

Annual Meeting

The Annual Meeting of Shareholders will be held at 10 a.m. April 29, 2004 at the Capitol View Conference Center in Washington, D.C. The Center is located at 101 Constitution Avenue, N.W., and is convenient to the Union Station Metro stop on the Red Line. The meeting will be held on the ninth floor of the Center.

Annual Report on Form 10-K

Upon written request, USEC will provide without charge a copy of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as filed with or furnished to the Securities and Exchange Commission. Requests should be sent to the attention of Investor Relations at the address listed below. Links to these filings are also available on the Company's Internet site: www.usec.com

Corporate Headquarters and Mailing Address

USEC Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817-1818
Phone: (301) 564-3200
Fax: (301) 564-3211

Internet Home Page

The Company maintains an Internet site at www.usec.com that contains a substantial amount of information about USEC and its activities, corporate governance, news releases, and financial information. There are also links to our filings with the Securities and Exchange Commission. E-mail inquiries to USEC Inc. may be addressed to: corpcomm@usec.com

Investor Relations

Information requests from security analysts and other members of the professional financial community may be directed to: Steven Wingfield, Director—Investor Relations (301) 564-3354. E-mail inquiries may be addressed to: financial@usec.com

Stock Held in Brokerage Account or "Street Name"

When you purchase stock and it is held for you by your broker, it is listed with the Company in the broker's name, or "street name." Most USEC Inc. common shares are held in street name accounts. USEC does not know the identity of individual shareholders who hold shares in this manner; we simply know that a broker holds a certain number of shares that may be for any number of individuals. If you hold your stock in street name, you receive all dividend payments, annual reports and proxy materials through your broker. Therefore, if your shares are held in this manner, any questions you may have about your shares should be directed to your broker.

Transfer Agent & Registrar

USEC Inc. shareholder records are maintained by our transfer agent, EquiServe. Shareholders of record with inquiries relating to stock records, stock transfer, changes of ownership, changes of address, dividend payments and consolidation of accounts should contact:

EquiServe
Shareholder Services
P.O. Box 43010
Providence, RI 02940-3010
Phone: (888) 485-2938
Internet: www.equiserve.com

Dividends

Dividends on USEC Inc. common stock are paid as declared by the Board of Directors. Dividends are typically paid on the 15th of the month in March, June, September and December.

Direct Stock Purchase and Dividend Reinvestment Plan

USEC is pleased to offer the USEC-Invest Plan that enables new and existing shareholders to build ownership in the Company over time. This direct stock purchase and dividend reinvestment plan is designed for individual investors who wish to minimize their transaction costs when buying USEC stock. If you do not currently own registered shares in USEC, you may use USEC-Invest to buy your first shares directly from the Company. The minimum initial investment is $250. For more information and a prospectus, call (888) 485-2938 or go on-line to www.usec.com and click on the Investor Relations section.

Independent Accountants

PricewaterhouseCoopers LLP
McLean, VA

USEC Board of Directors



Pictured, from left, Joyce Brown, John Hall, James Mellor, Henson Moore, William Timbers, Michael Armacost, James Woods, and Joseph Paquette.

James R. Mellor (4)
*Chairman of the Board, USEC Inc.
Retired Chairman and
Chief Executive Officer,
General Dynamics Corporation*

Michael H. Armacost (2, 3)
*Walter H. Shorenstein Distinguished
Fellow and Visiting Professor,
Stanford University*

Dr. Joyce F. Brown (1, 4)
*President, Fashion Institute of Technology
of the State University of New York*

John R. Hall (1, 3)
*Retired Chairman and
Chief Executive Officer,
Ashland, Inc.*

W. Henson Moore (3, 4)
*President and Chief Executive Officer,
American Forest and Paper Association*

Joseph F. Paquette, Jr. (1, 2, 3)
*Retired Chairman and
Chief Executive Officer,
PECO Energy Company*

William H. Timbers
*President and Chief Executive Officer,
USEC Inc.*

James D. Woods (2, 4)
*Retired Chairman and
Chief Executive Officer,
Baker Hughes, Inc.*

*(1) Compensation Committee
(2) Audit, Finance and Corporate Responsibility Committee
(3) Nominating and Governance Committee
(4) Regulatory and Government Affairs Committee*

Strategic Advisory Council

USEC's Strategic Advisory Council is an independent panel of private U.S. citizens with a wealth of diverse backgrounds and experience. The Council was established in 1999 to advise the Company on issues pertaining to the nuclear and electric power industries, national security and the development of advanced enrichment technology.

Dr. John M. Deutch, Chairman
*Massachusetts Institute
of Technology; former Director,
U.S. Central Intelligence Agency;
former Deputy Secretary,
U.S. Department of Defense*

Dr. Graham Allison
*JFK School of Government, Harvard
University; former Assistant Secretary
for Policy Planning,
U.S. Department of Defense*

Dr. William Happer
*Princeton University; former Director,
Energy Research, U.S. Department
of Energy*

Dr. Richard Lester
*Director, Industrial Performance Center,
Massachusetts Institute of Technology*

Dr. Ernest J. Moniz
*Massachusetts Institute
of Technology; former Under Secretary,
U.S. Department of Energy*

Richard N. Perle
*Resident Fellow, American Enterprise
Institute; former Assistant Secretary,
U.S. Department of Defense*

Dr. James R. Schlesinger
*Senior Advisor, Lehman Brothers; former
Secretary, U.S. Department of Defense and
U.S. Department of Energy; former
Director, U.S. Central Intelligence Agency;
former Chairman, U.S. Atomic Energy
Commission*

Linda G. Stuntz
*Principal, Stuntz, Davis and Staffier, P.C.;
former Deputy Secretary,
U.S. Department of Energy*



USEC
A Global Energy Company